As filed with the Securities and Exchange Commission on December 22, 2000

                                                     1933 Act File No. 333-51742
                                                     1940 Act File No. 811-08955

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form N-2
                        (Check appropriate box or boxes)

[X]      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[_]      Pre-Effective Amendment No. __________

[X]      Post-Effective Amendment No. 1

                  and

[X]      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY  ACT OF 1940
[X]      Amendment No. 6

            Liberty-Stein Roe Institutional Floating Rate Income Fund Exact Name of Registrant as Specified in Declaration of Trust

                              One Financial Center
                           Boston, Massachusetts 02111

                     Address of Principal Executive Offices
                     (Number, Street, City, State, Zip Code)


                                 (800) 338-0593
               Registrant's Telephone Number, including Area Code


           Kevin M. Carome                             Cameron S. Avery
        Executive Vice-President                     Bell, Boyd & Lloyd LLC
Liberty-Stein Roe Institutional Floating Rate   70 W. Madison Street, Suite 3300
            Income Fund                                Chicago, IL 60602
      One Financial Center
        Boston, MA 02111

       Approximate Date of Proposed Public Offering:

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

  It is proposed that this filing will become effective (check appropriate box)

[_] when declared effective pursuant to section 8(c)
[ ] immediately upon filing pursuant  to  paragraph  (b) of Rule 486
[X] on December  28,  2000  pursuant to paragraph (b) of Rule 486
[_] 60 days after filing  pursuant to paragraph (a) of Rule 486
[_] on (date) pursuant to paragraph (a) of Rule 486

[_] This post-effective amendment designates a new effective date for a previously filed registration statement.

[_] The Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement is _______.


         This Registration Statement has also been signed by Stein Roe Floating Rate Limited Liability Company.




                              LIBERTY-STEIN  ROE  INSTITUTIONAL   FLOATING  RATE
                            INCOME FUND Cross  reference  sheet pursuant to rule
                             495(a) of Regulation C

Item No.                     Location or caption

References are to captions within the part of the registration statement to which the particular item relates except as otherwise indicated

                      Part A (Prospectus)

1.  Outside Front Cover      Cover Page

2.  Cover Pages; Other       Cover Page; Outside Back Cover
    Offering Information

3.  Fee Table and Synopsis   Fund Expenses; Prospectus Summary

4.  Financial Highlights     Financial Statements

5.  Plan of Distribution     Cover Page; Use of Proceeds; How
                               to Purchase Shares

6.  Selling Shareholders     Not applicable

7.  Use of Proceeds          Use of Proceeds; Investment
                             Objective and Policies; How the
                             Portfolio Invests; Special Risk
                             Considerations; Other Investment
                             Practices

8.  General Description of
    the Registrant           Prospectus Summary; The Fund;
                             Investment Objectives and Policies;
                             How the Portfolio Invests; Special
                             Risk Considerations; Other
                             Investment Practice; How to
                             Purchase Shares; Organization and
                             Description of Shares; Master
                             Fund/Feeder Fund: Structure and
                             Risk Factors

9.  Management               Management of the Fund;
                             Organization and Description of
                             Shares; Master Fund/Feeder Fund:
                           Structure and Risk Factors

10. Capital Stock; Long-     The Fund; Distributions and Income
    Term Debt and Other      Taxes; Periodic Repurchase Offers;
    Securities               Organization and Description of
                             Shares

11. Defaults and Arrears on
    Senior Securities        Not applicable

12. Legal Proceedings        Not applicable

13. Table of Contents of     Table of Contents of Statement
    the Statement of         of Additional Information
    Additional Information

           Part B (Statement of Additional Information)

14. Cover Page               Cover Page

15. Table of Contents        Table of Contents

16. General Information
    and History              Not applicable

17. Investment Objective
    and Policies             Investment Policies; Portfolio
                           Investments and Strategies;
                             Investment Restrictions

18. Management               Management

19. Control Persons and
    Principal Holders of
    Securities               Principal Shareholders

20. Investment Advisory and
    Other Services           Investment Advisory and Other
                             Services; Bookkeeping and Accounting;
                             Distributor; Transfer Agent;
                             Custodian

21. Brokerage Allocation
    and Other Practices      Portfolio Transactions

22. Tax Status               Additional Income Tax Considerations

23. Financial Statements     Financial Statements

                  Part C (Other Information)
       24   Financial Statements and Exhibits
       25   Marketing Arrangements
       26   Other Expenses of Issuance and Distribution
       27   Persons Controlled By or Under Common Control With
            Registrant
       28   Number of Holders of Securities
       29   Indemnification
       30   Business and Other Connections of Investment Adviser
       31   Location of Accounts and Records
       32   Management Services
       33   Undertakings

PROSPECTUS   JANUARY 1, 2001


LIBERTY-STEIN ROE INSTITUTIONAL FLOATING RATE INCOME FUND


Liberty-Stein Roe Institutional Floating Rate Income Fund is a non-diversified, closed-end management investment company. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share without a sales charge.

INVESTMENT OBJECTIVE. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective by investing its net investable assets in Stein Roe
Floating  Rate  Limited  Liability  Company   (Portfolio),   a  non-diversified,
closed-end management investment company, which has the same investment objective and substantially the same investment policies as the Fund, rather than investing directly in and managing its own investment portfolio.

The Portfolio invests primarily in adjustable rate senior loans (Senior Loans), the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates. Senior Loans are business loans that have a senior right to payment to most other debts of the borrower. Senior Loans are often secured by specific assets of the borrower, although the Portfolio may also invest in Senior Loans that are not secured by any collateral.






Although these securities have been registered with the Securities and Exchange Commission, the Commission has not approved or disapproved any shares offered in this prospectus or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                       Price to Public(1)   Sales Load   Proceeds to Fund(2)
Per Share                       $9.86         None            $9.86




(1) The shares are offered on a best efforts basis at a price equal to net asset value. The shares are offered continuously. As of Dec. 19, 2000, net asset value per share of the Fund was $9.86.



(2) Liberty Funds Distributor, Inc. (Distributor) will pay all distribution costs from its own assets.


(3)      Assumes the sale of all shares registered hereby.




PERIODIC REPURCHASE OFFERS. To provide liquidity to shareholders, the Fund will make quarterly repurchase offers for 5% to 25% of its outstanding shares. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on the 15th day in each of the months of March, June,

September and December, or if the 15th day is not a business day, the next business day. It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day. The Fund anticipates that normally it will repay a Repurchase Offer the day following the Repurchase
Pricing Date, but will repay no later than seven days after the Repurchase Pricing Date. (See "Periodic Repurchase Offers.")

NOT EXCHANGE LISTED. The Fund does not intend to list the shares on any national securities exchange. Shares of the Fund have no history of public trading and there is not expected to be any secondary trading market in the shares. An investment in the shares should be considered illiquid. (See "Principal Risks.")

Investment in the Fund involves certain risks, including the possible loss of some or all of the principal investment and risks associated with securities rated below investment grade. (See "Principal Risks.")


The Prospectus sets forth concisely the information that a prospective investor should know before investing in shares of the Fund. Please read and retain this Prospectus for future reference. A Statement of Additional Information regarding the Fund dated January 1, 2001, has been filed with the Securities and Exchange Commission (SEC) and can be obtained without charge by calling 800-774-2321. A table of contents to the Statement of Additional Information is located on the last page of this Prospectus. This Prospectus incorporates by reference the entire Statement of Additional Information (together with any supplement to it). The Statement of Additional Information and other related materials are available at the SEC's internet web site (http://www.sec.gov).



The Fund's investment advisor is Stein Roe & Farnham Incorporated (Stein Roe). The address of the Fund is One Financial Center, Boston, MA 02111.


This prospectus applies to the offering of shares of beneficial interest of the Fund, which may be continuously issued and sold from time to time by the Fund through the Distributor, as distributor and principal underwriter, and through your financial advisor. (See "How to Buy Shares.")

                                TABLE OF CONTENTS
                                                                                                 Page
Prospectus Summary.................................................................................
Fund Expenses......................................................................................
Financial Highlights...............................................................................
The Fund...........................................................................................
Use of Proceeds....................................................................................
Investment Objectives and Policies.................................................................
How the Fund or Portfolio Invests..................................................................
Principal Risks....................................................................................
Other Investment Practices.........................................................................
Distributions and Income Taxes ....................................................................
Management of the Fund ............................................................................
How to Buy Shares..................................................................................
Shareholder Services...............................................................................
Periodic Repurchase Offers.........................................................................
Net Asset Value....................................................................................
Performance Information............................................................................
Organization and Description of Shares.............................................................
Master Fund/Feeder Fund: Structure and Risk Factors................................................
Shareholder Reports ...............................................................................
Statement of Additional Information Table of Contents .............................................38

                               PROSPECTUS SUMMARY

This is only a summary. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information.


THE FUND. The Fund is a continuously-offered non-diversified, closed-end management investment company, organized as a Massachusetts business trust. The Fund invests its net investable assets in Stein Roe Floating Rate Limited Liability Company (the "Portfolio") under a master/ feeder structure. The Portfolio is a non-diversified closed-end management investment company organized as a Delaware limited liability company.


         The Fund intends to offer its shares continuously through the Distributor, as principal underwriter, and through financial advisors at a price equal to the next determined net asset value per share. The minimum initial investment is $250,000 and the minimum subsequent investment is $10,000. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.

INVESTMENT OBJECTIVE. The investment objective of the Fund and of the Portfolio is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Portfolio or the Fund will achieve its investment objective.

         The Portfolio seeks to achieve the objective by investing primarily in a portfolio of Senior Loans to corporations, partnerships and other entities (Borrowers) that operate in a variety of industries and geographic regions (including domestic and foreign entities).

         INVESTMENT POLICIES. Under normal market conditions, at least 80% of the Portfolio's total assets will be invested in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are secured, the Portfolio may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral. During normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans.

         A maximum of 25% of the Fund's total assets (taken at current value) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry. However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. Accordingly, the Fund may be more at risk to any single economic, political, or regulatory occurrence affecting such industries.


         HOW THE FUND OR PORTFOLIO INVESTS. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions (Lenders) represented in each case by one or more such Lenders acting as agent (Agent) of the several Lenders. On behalf of the several Lenders, the Agent is primarily responsible for negotiating the loan agreement (Loan Agreement) that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the several Lenders. The Fund may invest all or substantially all of its assets in Senior Loans that are rated below investment grade, or in comparable unrated securities. Senior Loans in which the Portfolio will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Portfolio may invest in participations (Participations) in Senior Loans, may purchase assignments (Assignments) of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan (Primary Lender).

         Stein Roe expects the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans to minimize the fluctuations in net asset value as a result of changes in interest rates. However, the Fund is not a money market fund and its net asset value will fluctuate.


PRINCIPAL RISKS. You should consider the following risk considerations before investing in the Fund. As described below, the risks could cause you to lose money as a result of investing in the Fund. See "Principal Risks" in the Prospectus for more detailed information.


         NON-PAYMENT RISK. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the net asset value of the Fund.


         Restrictions on Resale of Senior Loans. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. As a result, the ability of the Fund to dispose of its investments in a timely fashion and at a fair price may be restricted.



         Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.



         Limited Information. The types of Senior Loans in which the Fund will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Fund is more dependent on the analytical ability of Stein Roe.



         BELOW INVESTMENT GRADE SECURITIES. The Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield debt or "junk debt." The purchase of such Senior Loans exposes the Fund to financial, market, and interest-rate risks and greater credit risks than would the purchase of higher-rated Senior Loans. Such investments are also likely to result in increased fluctuation in the Fund's net asset value, particularly in response to economic downturns.



         Investments in Non-U.S. Issuers. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

         Investments in Equity Securities. To the extent that the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Portfolio changes.



         Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.



         Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Senior Loan with a lower-yielding security. This may adversely affect the net asset value of the Fund's shares.



         Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected.





         REPURCHASE OFFER RISKS. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, shares are less liquid than shares of funds that trade on a stock exchange. Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer -- the Fund must meet certain regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

         CLOSED-END FUND RISKS. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.

         NON-DIVERSIFICATION RISK. The Portfolio is not subject to the general limitations under the Investment Company Act of 1940 (1940 Act) that, for 75% of its total assets, it not invest more than 5% of its total assets in the securities of a single issuer. The Portfolio does not intend to invest more than 5% of the value of its assets in Senior Loans of a single Borrower. To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of Borrowers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

DISTRIBUTIONS. Income dividends are normally declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.


INVESTMENT ADVISOR.  Stein Roe & Farnham Incorporated.


DISTRIBUTOR.  Liberty Funds Distributor, Inc.

PERIODIC REPURCHASE OFFERS. The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at its net asset value. Such repurchase offers are referred to as a Repurchase Offer. Repurchase Offers are scheduled to occur on the 15th day (or the next business day if the 15th is not a business day) in the months of March, June, September, and December. (See "Periodic Repurchase Offers.")

                                  FUND EXPENSES

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.


     Annual Expenses (as a percentage of average net assets attributable to common shares)
     Management Fees (1)...................................................    0.65%
     Distribution (12b-1) Fees.............................................     None
     Other Expenses (2)....................................................    0.24%
     Total Annual Fund Operating Expenses (2)                                  0.89%



     (1) Management fees includes both the management fee and the administrative fee charged to the Fund. Stein Roe receives a management fee of 0.45% from the Portfolio and an administrative fee of 0.20% from the Fund.


     (2) Includes expenses of both the Fund and the Portfolio.


     (3) Stein Roe has voluntarily agreed to waive advisory fee and reimburse the Fund for its ordinary operating expenses to the extent that such expenses exceed 0.75% of its average annual net assets. As a result,, the Management Fees and Total Annual Expenses would be 0.51 % and 0.75%, respectively. This arrangement may be modified or terminated by the Advisor at any time. Any such reimbursement will lower the Fund's overall expense ratio and increase its overall return to investors.



EXAMPLE. This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that (i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, (iv) all income dividends and capital gains distributions are reinvested in additional shares:



1 year    3 years   5 years   10 years
------    -------   -------   --------
   $9        $28       $49       $110


Your actual costs may be higher or lower, because in reality Fund returns and other expenses change. This example reflects expenses of both the Fund and the Portfolio.

                              FINANCIAL HIGHLIGHTS


The financial highlights table explains the Fund's financial performance. The Fund's fiscal year runs from September 1 to August 31. The total returns in the table represent the return that investors earned assuming that they reinvested all dividends and distributions. Certain information in the table reflects the financial results for a single Fund share. PricewaterhouseCoopers LLP, independent accountants, audits this information and issues a report that appears in the Fund's annual report along with the financial statements. To request the Fund's annual report, please call 800-422-3737.



PER SHARE DATA                                                         For fiscal year    For period ending
                                                                       ended August 31,       August 31,
                                                                           2000                 1999(a)
                                                                          ------               -------
Net asset value, beginning of period ($)                                      10.07              10.00

Income from investment operations
Net investment income                                                          0.88               0.51
Net realized and unrealized gain (loss) on investments                        (0.07)              0.07
Total from investment operations                                               0.81               0.58

Distributions
Net investment income                                                         (0.88)             (0.51)
In excess of net investment income                                             ----                 (b)
From net realized gains                                                       (b)                 ----
Total distributions                                                           (0.88)             (0.51)
                                                                              -----              -----
Net asset value, end of period ($)                                            10.00              10.07
                                                                              -----              -----

Total return (d)                                                               8.52               5.94  (f)

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (000's) ($)                                          186,661           127,195
Ratio of net expenses to average net assets (%) (c)                              0.75            0.87%(e)
Ratio of net investment income to average net assets (%) (d)                     8.97            7.68%(e)
Portfolio turnover rate  (%)(g)                                                   21                 17


---------------------


(a)  From commencement of operations on December 17, 1998.



(b)  Rounds to less than $0.01.



(c) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the Investment Advisor, this ratio would have been 0.89% for year ended August 31, 2000 and 1.72%(annualizes) for the period ended August 31, 1999.



(d)  Computed giving effect to the Advisor's expense limitation undertaking.



(e)  Annualized.



(f)  Not annualized.



(g)  Represents the portfolio turnover of the Portfolio.

                                    THE FUND

The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on August 13, 1998, and managed by the Board of Trustees. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share without a sales charge. The Fund's principal office is located at One Financial Center, Boston, MA 02111 and its telephone number is 800-774-2321.

                                 USE OF PROCEEDS


The net proceeds from the sale of the shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. Pending investment by the Portfolio, the proceeds may be invested in high quality, short-term securities, and the Portfolio may not achieve its objective during this time. The offering expenses in connection with the recent registration of 12,000,000 additional shares were $70,639.60.


                        INVESTMENT OBJECTIVE AND POLICIES

INVESTMENT OBJECTIVE. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund's investment objective is a non-fundamental policy, which means that the Board of Trustees can change it without shareholder approval. Rather than invest in securities directly, the Fund seeks to achieve its investment objective by using the "master fund/feeder fund" structure. Under that structure, the Fund and other investment companies with the same investment objective invest their assets in another investment company having the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. The Fund's investment experience will correspond directly to the investment experience of the Portfolio.

The  Fund  invests  all of its  net  investable  assets  in the  Portfolio.  The
Portfolio seeks to achieve its objective through investment primarily in a professionally managed portfolio of interests in Senior Loans to Borrowers that operate in a variety of industries and geographic regions (including domestic and foreign entities). Although the Portfolio's net asset value per share will vary, the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's net asset value per share as a result of changes in interest rates. The Fund's net asset value may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Portfolio invests.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Portfolio or the Fund will achieve its investment objective. The Fund is appropriate for investors seeking a high level of current income consistent with capital preservation.

POLICIES. Under normal market conditions, the Portfolio will invest at least 80% of its total assets (either as a Primary Lender or as a purchaser of an Assignment or Participation) in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are collateralized, the Portfolio may invest up to 20% of its total assets (valued at time of investment) in Senior Loans that are not secured by any collateral.

During normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and junior debt securities acquired in connection with the Portfolio's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least Baa, P-3 or higher by Moody's Investors Service, Inc. (Moody's) or BBB, A-3 or higher by Standard & Poor's, (S&P) (or if unrated, determined by Stein Roe to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, determined by Stein Roe to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates.


                            HOW THE PORTFOLIO INVESTS

SENIOR LOANS. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.

In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Portfolio generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Portfolio will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.


It is anticipated that the proceeds of the Senior Loans in which the Portfolio will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities and certain other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk debt"), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as "junior debt securities." Senior Loans generally are secured by specific collateral, which may include guarantees from certain affiliates of the Borrower.

To the extent that the Portfolio invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Portfolio will not enjoy the benefits associated with collateralization with respect to such Senior Loans and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. As discussed below, the Portfolio may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Portfolio's total assets that normally will be invested in Senior Loans. The Portfolio may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.

In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In certain instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.

Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. Stein Roe will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Portfolio's investment portfolio. When the Portfolio holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Portfolio and such Lenders will not consider the interests of the Portfolio in connection with their votes.

Senior Loans in which the Portfolio will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally are the prime or base lending (Prime
Rate) rate offered by one or more major United States banks or other standard lending rates used by commercial lenders, such as the London Inter-Bank Offered Rate (LIBOR) or the certificate of deposit (CD) rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institutional depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option, or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.

PRIMARY LENDER TRANSACTIONS, ASSIGNMENTS, AND PARTICIPATIONS. The Portfolio may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.

The Portfolio may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Portfolio with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Portfolio has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Portfolio may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting these industries. Persons engaged in these industries may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

Participation by the Portfolio in a Lender's portion of a Senior Loan typically will result in the Portfolio having a contractual relationship only with such Lender, not with the Borrower. As a result, the Portfolio may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Portfolio may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Portfolio may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower. In an effort to minimize such risks, the Portfolio will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Portfolio and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by Stein Roe to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Portfolio. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation; i.e., it is neither highly protected nor poorly secured. The Portfolio ordinarily will purchase a Participation only if, at the time of the purchase, the Portfolio believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Portfolio does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Portfolio is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the 1940 Act as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of the Portfolio.

The Portfolio may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.

When the Portfolio is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Portfolio is a Primary Lender originating a Senior Loan it may share in a fee paid by the Borrower to the Primary Lenders. The Portfolio will never act as the Agent, Originator, or principal negotiator or administrator of a Senior Loan.

The Portfolio will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by Stein Roe to be of comparable quality.

Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other interpositioned institution with respect to an Assignment interpositioned between the Portfolio and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Portfolio should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned person's estate, the Portfolio would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Portfolio could experience a decrease in net asset value.

PORTFOLIO MATURITY. The Portfolio is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Portfolio's assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest that are redetermined either daily, monthly, quarterly, semiannually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Portfolio's net asset value as a result of changes in interest rates. The Senior Loans in the Portfolio's investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Portfolio from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Portfolio from its investments in Senior Loans should decrease. The amount of time required to pass before the Portfolio will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Portfolio may utilize certain investment practices to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the
Portfolio will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Portfolio will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Portfolio's investment portfolio may occur. Accordingly, the economic maturity of the Portfolio's investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Portfolio's investment portfolio. As a result of expected prepayments from time to time of Senior Loans in the investment portfolio, based on historical performance, Stein Roe believes that the economic maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.

NET ASSET VALUE FLUCTUATION. When prevailing interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, Stein Roe expects the Portfolio's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, Stein Roe expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's net asset value. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund's net asset value. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's net asset value.

DEBT RESTRUCTURING. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. Stein Roe's decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Portfolio, the Borrower's ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, Stein Roe's evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.


BORROWER CREDIT RATINGS. The Portfolio may invest in
the lowest rated loans, but does not intend to invest more than 5% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's. The Portfolio may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization (or unrated but of comparable quality to such securities). Debt securities rated below investment grade (or unrated but of comparable quality) commonly are referred to as "junk debt." The Portfolio will invest only in those Senior Loans with respect to which the
Borrower,  in the  judgment  of  Stein  Roe,  demonstrates  one or  more  of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position;
experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, Stein Roe will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.

FEES. The Portfolio may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Portfolio will receive these fees directly from the Borrower if the Portfolio is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Portfolio acquires an interest in a Senior Loan by way of Assignment. Whether or not the Portfolio receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Portfolio and the Lender selling such interests. When the Portfolio is an assignee, it may be required to pay a fee, or forgo a portion of interest and any fees payable to it, to the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Portfolio based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Portfolio may deduct a portion of the interest and any fees payable to the Portfolio as an administrative fee prior to payment thereof to the Portfolio. The Portfolio may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Portfolio a portion of any fees that the Portfolio would otherwise be entitled to.

PREPAYMENTS. Pursuant to the relevant Loan Agreement, a Borrower may be required in certain circumstances, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, Stein Roe believes that the prepayment of and subsequent reinvestment by the Portfolio in Senior Loans could have a materially adverse impact on the yield on the investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.

COMMITMENTS TO MAKE ADDITIONAL PAYMENTS. A Lender may have certain obligations pursuant to a Loan Agreement, which may include the obligation to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Portfolio currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Portfolio will not purchase interests in Senior Loans that would require the Portfolio to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Portfolio's total assets or would cause the Portfolio to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the Statement of Additional Information.

BRIDGE FINANCING. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

OTHER SECURITIES. The Portfolio will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when Stein Roe believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its net asset value. (See "Principal Risks.")

DEFENSIVE INVESTMENT POLICY. If Stein Roe determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities, subject to certain restrictions. For further discussion of the Portfolio's investment objective and policies and its investment practices and the associated considerations, see "Other Investment Practices."

FUNDAMENTAL RESTRICTIONS AND POLICIES. Each of the Portfolio and the Fund has adopted certain fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the Statement of Additional Information. Among these fundamental restrictions, the Portfolio and the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's or the Portfolio's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. There is no limitation with respect to obligations issued or guaranteed by the U.S.
government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the Statement of Additional Information, the Portfolio's and the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.

                                 PRINCIPAL RISKS

You should consider the following Principal Risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. The Fund and the Portfolio are both closed-end investment companies. The Fund is designed primarily for long-term investors and not as a trading vehicle.

NON-PAYMENT. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Portfolio, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Portfolio. The Portfolio generally will invest in collateralized Senior Loans only if Stein Roe believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Portfolio will be to highly leveraged Borrowers. If the Borrower's cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the federal Bankruptcy Code or negotiating a work out. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.

Some Senior Loans in which the Portfolio may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Portfolio, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances.

RESTRICTIONS ON RESALE. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Portfolio may invest. To the extent that a secondary market may exist for certain of the Senior Loans in which the Portfolio invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Portfolio has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Portfolio's assets may be invested in Senior Loan interests, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Portfolio and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Portfolio expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in Stein Roe's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Portfolio's operations require cash, such as when the Fund makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.

ONGOING MONITORING. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loan and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Portfolio normally will rely primarily on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Portfolio usually will rely on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Portfolio of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Portfolio will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. Stein Roe will also monitor these aspects of the Portfolio's investments and, where the Portfolio is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.

LIMITED INFORMATION. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Portfolio and its ability to meet its investment objective is more dependent on the analytical ability of Stein Roe than would be the case for an investment company that invests primarily in rated, registered or exchange listed securities.

To the extent that Senior Loans are rated, the Portfolio may invest in the lowest rated loans, but does not intend to invest more than 5% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's.

BELOW INVESTMENT GRADE SECURITIES. Securities rated below investment grade are commonly referred to as high-yield debt or "junk debt." They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. The prices of high-yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high-yield securities.

The secondary market in which high-yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Portfolio could sell a high-yield Senior Loan, and could adversely affect the net asset value of the Fund's shares. At times of less liquidity, it may be more difficult to value high-yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available.

Investments in high-yield Senior Loans may result in greater net asset value fluctuation than if the Portfolio did not make such investments.

There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality.

INVESTMENTS IN NON-U.S. ISSUERS. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

INVESTMENTS IN EQUITY SECURITIES. To the extent the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can change substantially. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Portfolio changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

FINANCIAL SERVICES INDUSTRY CONCENTRATION. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have recently been repealed.

PREPAYMENT RISK. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the net asset value of the Fund's shares.

LEGISLATION; RESTRICTIONS. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for certain Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of Stein Roe, is not indicative of fair value. Were the Portfolio to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Portfolio could consummate such a sale might be adversely affected.


Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than six years and one year, respectively, will pay an EWC. (See "How to Buy Shares.") Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer -- the Fund must meet certain regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.


NON-DIVERSIFICATION. The Portfolio has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. (See "Investment Restrictions" in the Statement of Additional Information.) The Portfolio does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Portfolio intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code for qualification as a "regulated investment company." To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Portfolio will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.

OTHER PRACTICES. The Portfolio may use various investment practices that involve special considerations, including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed-delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."

                           OTHER INVESTMENT PRACTICES

Stein Roe may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve certain special risk considerations. Although Stein Roe believes that these investment practices may further the investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

STRUCTURED NOTES. The Portfolio may invest up to 5% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced note could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio's policy of normally investing at least 80% of its assets in Senior Loans.

BORROWING. The Portfolio is authorized to borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. The Portfolio may enter into an agreement with a financial institution providing for an unsecured discretionary credit facility, the proceeds of which may be used to finance, in part, repurchases. (See "Periodic Repurchase Offers.") Under the requirements of the 1940 Act, the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio which the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio. The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of such borrowings will be senior to those of shareholders, and the terms of any such borrowings may contain provisions which limit certain activities of the Portfolio, including the payment of dividends to shareholders in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio's status as a regulated investment company, the Portfolio, subject to its ability to liquidate its relatively illiquid investments, intends to repay the borrowings. Interest payments and fees incurred in connection with any such borrowings will reduce the amount of net income available for payment to the shareholders.

INTEREST RATE SWAPS AND OTHER HEDGING TRANSACTIONS. The Portfolio may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The Portfolio will incur brokerage and other costs in connection with its hedging transactions.

The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest; e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Portfolio will not enter into swaps, caps or floors, if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.

In circumstances in which Stein Roe anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio's counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.

The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on Stein Roe's ability to predict correctly the direction and extent of movements in interest rates. Although Stein Roe believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if Stein Roe's judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio's overall performance would be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, Stein Roe and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis; i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange (NYSE) or other entities determined to be creditworthy by Stein Roe, pursuant to procedures adopted and reviewed on an ongoing basis by the Board. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms Stein Roe believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

"WHEN-ISSUED" AND "DELAYED-DELIVERY" TRANSACTIONS. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.

REPURCHASE AGREEMENTS. The Portfolio may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Portfolio buys securities from a seller (e.g., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, Stein Roe will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and Stein Roe will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio's assets that may be used to participate in repurchase agreements.

REVERSE REPURCHASE AGREEMENTS. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. A reverse repurchase agreement is an instrument under which the Portfolio may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Portfolio at an agreed-upon price on an agreed-upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Portfolio and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

                         DISTRIBUTIONS AND INCOME TAXES

DISTRIBUTIONS. Income dividends are declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (i.e., from the date net asset value is determined for the purchase order to the Redemption Pricing Date of the Repurchase Offer in which the shares are accepted for repurchase by the Fund).

Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return.

If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) reinvest all distributions in shares of another fund; (3) receive dividends in cash and reinvest capital gains; or (4) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.

The Fund is authorized to borrow money subject to certain restrictions. (See "Other Investment Practices.") Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company.

INCOME TAXES. The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Internal Revenue Code (the "Code") and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the timing requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see "Additional Income Tax Considerations" in the Statement of Additional Information.

Your distributions will be taxable to you, under income tax law, whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in the prior calendar year is deemed paid in the prior calendar year.

You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains. Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.

You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.

A shareholder who, pursuant to a Repurchase Offer, offers all of his or her shares for repurchase (and is not considered to own any other shares pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. Starting in 2001, net long-term capital gains realized upon the disposition of shares held longer than five years will be subject to a lower maximum capital gains tax rate than is currently available. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term -- instead of short-term -- capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other Fund shares within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who do not offer all of their shares for repurchase described in the previous paragraph) and to shareholders who do not offer their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder offers for repurchase fewer than all his shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund's earnings and profits, and the shareholder's basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to offering your shares for repurchase.

BACKUP WITHHOLDING. The Fund may be required to withhold federal income tax ("backup withholding") from certain payments to a shareholder -- generally distribution payments and redemption proceeds. Backup withholding may be required if:

- the shareholder fails to furnish its properly certified Social Security or other tax identification number;

- the shareholder fails to certify that its tax identification number is correct or that it is not subject to backup withholding due to the underreporting of certain income;

- the Internal Revenue Service (IRS) informs the Fund that the shareholder's tax identification number is incorrect.

These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.

The federal income tax discussion set forth above is for general information only. Prospective investors should consult their advisors regarding the specific federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                             MANAGEMENT OF THE FUND


Board of Trustees and Advisor. The Board of Trustees of the Fund has overall management responsibility for the Fund; the Board of Managers of the Portfolio has overall management responsibility for the Portfolio. See "Management" in the Statement of Additional Information for the names of and other information about the trustees, managers and officers. Since the Fund and the Portfolio have the same Board members, they have adopted conflict of interest procedures to monitor and address potential conflicts between the interests of the Fund and the Portfolio.

The investment advisor, Stein Roe & Farnham Incorporated, One South Wacker Drive, Chicago, IL 60606, is responsible for managing the investment portfolio of the Portfolio and the business affairs of the Fund, subject to the direction of their respective Boards. Stein Roe is registered as an investment advisor under the Investment Advisers Act of 1940. Stein Roe is a wholly owned subsidiary of Liberty Funds Group, which is a wholly owned subsidiary of Liberty Financial Services, Inc., which is a wholly owned subsidiary of Liberty Financial Companies, Inc.(Liberty Financial), which is a majority owned subsidiary of Liberty Corporate Holdings, Inc., which is a wholly owned subsidiary of LFC Holdings, Inc., which is a wholly owned subsidiary of Liberty Mutual Insurance Company. Stein Roe and its predecessor have advised and managed mutual funds since 1949 and have been providing investment advisory services since 1932.



Stein Roe's mutual funds and institutional investment advisory businesses are part of a larger business unit known as Liberty Funds Group (LFG) that includes several separate legal entities. LFG includes certain affiliates of Stein Roe, including Colonial Management Associates, Inc. (Colonial). The LFG business unit is managed by a single management team. Colonial and other LFG entities also share personnel, facilities, and systems with Stein Roe that may be used in providing administrative or operational services to the Funds. Colonial is a registered investment advisor. Stein Roe also has a wealth management business that is not part of LFG and is managed by a different team. Stein Roe and the other entities that make up LFG are subsidiaries of Liberty Financial.


FEES AND EXPENSES. Stein Roe provides administrative services to the Fund and the Portfolio and portfolio management services to the Portfolio. Stein Roe is entitled to receive a monthly administrative fee from the Fund, computed and accrued daily, at an annual rate of 0.20% of average net assets and a monthly management fee from the Portfolio, computed and accrued daily, at an annual rate of 0.45% of the Portfolio's average net assets. However, Stein Roe may waive a portion of its fees.

Stein Roe provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by Stein Roe, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.

PORTFOLIO MANAGERS. Brian W. Good and James R. Fellows, vice presidents of Stein Roe, have been primarily responsible for the day-to-day management of the Portfolio since the Fund and the Portfolio commenced operations. Mr. Fellows and Mr. Good have been employed by Stein Roe since April 1998. Prior thereto, Mr. Good was vice president and portfolio manager at Van Kampen American Capital since 1989 and Mr. Fellows was vice president and senior credit analyst at Van Kampen American Capital since 1988.

TRANSFER AGENT. Liberty Funds Services, Inc. (Transfer Agent), P.O. Box 1722, Boston, MA 02105, a wholly owned subsidiary of Liberty Financial, is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records. Under a separate agreement, the Transfer Agent also provides certain investor accounting services to the Portfolio.

DISTRIBUTOR. Fund shares are offered for sale through Liberty Funds Distributor, Inc. (Distributor) without any sales commissions or charges to the Fund. The Distributor is a wholly owned indirect subsidiary of Liberty Financial. The business address of the Distributor is One Financial Center, Boston, MA 02111.

CUSTODIAN. State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02101, is the custodian of the Fund and the Portfolio. The custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of investments bought and sold by the Portfolio.

                                HOW TO BUY SHARES

The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share without a sales charge. Shares may be purchased through the Distributor. The Fund does not intend to list the shares on any national securities exchange.

You may purchase shares by check, by wire or electronic transfer. The initial purchase minimum per Fund account is $250,000. Subsequent purchases must be at least $10,000. If you wish to purchase shares to be held by a tax-sheltered retirement plan sponsored by Stein Roe, you must obtain special forms for those plans. (See "Shareholder Services.")

BY CHECK. To make an initial purchase of shares by check, please complete and sign the application and mail it, together with a check made payable to Stein Roe Mutual Funds, to Liberty Funds Services, Inc. at P.O. Box 1722, Boston, MA 02105.

You may make subsequent investments by submitting a check along with either the stub from your Fund account confirmation statement or a note indicating the amount of the purchase, your account number, and the name in which your account is registered. Money orders and credit card convenience checks will not be accepted for purchases into your account. Each individual check submitted for purchase must be at least $10,000, and the Fund generally will not accept cash, drafts, third or fourth party checks, or checks drawn on banks outside the United States. Should an order to purchase shares of the Fund be cancelled because your check does not clear, you will be responsible for any resulting loss incurred by the Fund.

BY WIRE. You may also pay for shares by instructing your bank to wire federal funds (monies of member banks within the Federal Reserve System) to the Fund at the First National Bank of Boston. Your bank may charge you a fee for sending the wire. If you are opening a new account by wire transfer, you must first call 800-774-2321 to request an account number and furnish your Social Security or other tax identification number. The Fund will not be responsible for the consequences of delays, including delays in the banking or Federal Reserve wire systems. Your bank must include the full name(s) in which your account is registered and your Fund account number, and should address its wire as follows:


Bank Boston
Boston, MA
ABA Routing No. 011000390
Liberty-Stein Roe Institutional Floating Rate Income Fund; Fund No. 24 Account of (exact name(s) in registration)
Shareholder Account No. ______________


BY ELECTRONIC TRANSFER. You may also make subsequent investments by an electronic transfer of funds from your bank account. Electronic transfer allows you to make purchases at your request by calling 800-774-2321 or at prescheduled intervals. Electronic transfer purchases are subject to a $500 minimum and a $100,000 maximum. You may not open a new account through electronic transfer. Should an order to purchase Fund shares be cancelled because your electronic transfer does not clear, you will be responsible for any resulting loss incurred by the Fund.

CONDITIONS OF PURCHASE. Each purchase order for the Fund must be accepted by an authorized officer of the Fund or its authorized agent or designee and is not binding until accepted and entered on the books of the Fund. Once your purchase order has been accepted, you may not cancel or revoke it. The Fund reserves the right not to accept any purchase order that it determines not to be in the best interests of the Fund. The Fund also reserves the right to waive or lower its investment minimums for any reason. The Fund does not issue certificates for shares.

                              SHAREHOLDER SERVICES

REPORTING TO SHAREHOLDERS. The Fund will send semiannual and annual reports to shareholders. The annual report includes financial statements audited by the Fund's independent accountants.

The Fund will provide shareholders with information necessary to prepare federal and state tax returns shortly after the end of the calendar year.

The Fund will describe the Repurchase Offer policy in its annual report to shareholders. The annual report will also disclose the number of Repurchase Offers conducted each year, the amount of each Repurchase Offer, and the extent to which the Fund repurchased shares in an oversubscribed Repurchase Offer.

TAX-SHELTERED RETIREMENT PLANS. Booklets describing the following programs and special forms necessary for establishing them are available on request:

Prototype Money Purchase Pension and Profit Sharing Plans for self-employed individuals, partnerships and corporations.

Simplified Employee Pension Plans permitting employers to provide retirement benefits to their employees by utilizing IRAs while minimizing administration and reporting requirements.

The purchase of shares of the Fund may be limited by the plans' provisions and does not itself establish such plans. The minimum initial investment in connection with a tax-sheltered retirement plan is $250,000.

Shareholders considering establishing a retirement plan or purchasing Fund shares in connection with a retirement plan should consult with their attorney or tax advisor with respect to plan requirements and tax aspects pertaining to the shareholder.

Retirement plan investors should be aware of the following features of the Fund that may impact their decision as to whether the Fund is an appropriate investment for the retirement plan. Fund shares are not liquid. Unlike open-end fund shares, they are not redeemable on each day that the Fund is open for business, and unlike traditional closed-end fund shares, Fund shares are not traded on any exchange and thus cannot readily be sold. Although the Fund has adopted policies to provide periodic Repurchase Offers, these Repurchase Offers may not provide shareholders with the degree of liquidity they desire or may require. Additionally, even during a Repurchase Offer a shareholder may not be able to have all of the shares it wishes to have repurchased by the Fund. If the number of shares offered for repurchase by all shareholders exceeds the repurchase amount authorized by the Board, the Fund may not be able to repurchase all shares submitted and thus may repurchase shares on a pro rata basis. These features could result in a retirement plan not being able to comply with mandatory distribution requirements. Accordingly, retirement plan investors may wish to limit the percentage of plan assets (for example, to 10%) that are invested in the Fund. The Fund does not monitor retirement plan requirements for an investor. Please consult your legal, tax or retirement plan specialist before choosing a retirement plan or electing to invest in the Fund through a retirement plan. Your investment advisor can help you make investment decisions for your plan.

                           PERIODIC REPURCHASE OFFERS


The Board has adopted share repurchase policies as fundamental policies. Those policies, which may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities, provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. The price of the repurchases of shares normally will be the net asset value per share determined as of the close of business (4 p.m., Eastern time) on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.


Repurchase Procedure. At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the deadline for shareholders to provide their repurchase requests to the Distributor (the "Repurchase Request Deadline"), which is the date the Repurchase Offer ends. The time between the notification of the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on the 15th day in each of the months of March, June, September and December, or, if the 15th day is not a business day, the next business day. The repurchase price of the shares will be the net asset value as of the close of the NYSE on the date on which the repurchase price of shares will be determined (the "Repurchase Pricing Date"). It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares offered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline."

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails certain risks and costs (see "Borrowing"). The Fund may also sell Senior Loans to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value.

REPURCHASE AMOUNTS. The Board, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders offer for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but

Fund shareholders offer shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. The Fund may, however, accept all shares offered for repurchase by shareholders who own less than 100 shares and who offer all their shares, before accepting on a pro rata basis shares offered by other shareholders. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during the Repurchase Offer.

NOTICES TO SHAREHOLDERS. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to offer their shares for repurchase. The notice will also include detailed instructions on how to offer shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date under certain circumstances (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe
(i) the procedures for shareholders to offer their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and
(iv) the procedures that will enable shareholders to withdraw or modify their offers of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the net asset value of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the net asset value after the notification date.

REPURCHASE PRICE. The current net asset value of the shares is computed daily. The Board has determined that the time at which the net asset value will be computed will be as of the close of regular session trading on the NYSE. You may call 1-800-422-2321 to learn the net asset value per share. The notice of the Repurchase Offer will also provide information concerning the net asset value per share, such as the net asset value as of a recent date or a sampling of recent net asset values, and a toll-free number for information regarding the Repurchase Offer.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

LIQUIDITY REQUIREMENTS. The Fund and the Portfolio must maintain liquid assets equal to their Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund and the Portfolio will ensure that a percentage of their respective net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund or the Portfolio, as applicable, has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

The Board of the Portfolio has adopted procedures that are reasonably designed to ensure that the assets are sufficiently liquid so that the Fund and the Portfolio can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund or the Portfolio falls out of compliance with these liquidity requirements, their respective Boards will take whatever action they deem appropriate to ensure compliance.

                                 NET ASSET VALUE


The purchase or redemption price of shares is at the net asset value per share. The Fund determines the net asset value of its shares as of the close of regular session trading on the NYSE (currently 4 p.m., Eastern time) by dividing the difference between the values of its assets less its liabilities by the number of shares outstanding. Net asset value will not be determined on days when the NYSE is closed unless, in the judgment of the Board of Trustees, the net asset value should be determined on any such day, in which case the determination will be made at 4 p.m., Eastern time.



The Senior Loans in which the Fund will invest generally are not listed on any securities exchange. Certain Senior Loans are traded by institutional investors in an over-the-counter secondary market for Senior Loan obligations that has developed over the past several years. This secondary market for those Senior Loans generally is comparatively illiquid relative to markets for otherfixed income securities and no active trading market exists for many Senior Loans. In determining net asset value, the Fund will utilize the valuations of Senior Loans furnished to Stein Roe by an independent third-party pricing service. The pricing service provider has no obligation to provide a valuation for a Senior Loan if it believes that it cannot determine such a valuation. There can be no assurance that the pricing service provider will continue to provide these services or will provide a value for each Senior Loan held by the Fund. However, Stein Roe believes that if the pricing service provider declines to continue to act as such for the Fund, or does not provide values for a significant portion of the Senior Loans in the Fund's portfolio, one or more alternative independent third-party pricing service providers will be available to provide comparable services on similar terms.



A pricing service provider typically will value Senior Loans at the mean of the highest bona fide bid and lowest bona fide ask prices when current quotations are readily available. Senior Loans for which current quotations are not readily available are valued at a fair value as determined by the pricing service provider using a wide range of market data and other information and analysis, including credit considerations considered relevant by the pricing service provider to determine valuations. The procedures of any pricing service provider and its valuations will be reviewed by the officers of Stein Roe under the general supervision of the Board. If Stein Roe believes that a value provided by a pricing service provider does not represent a fair value as a result of information, specific to that Senior Loan or Borrower or its affiliates, of which Stein Roe believes that the pricing agent may not be aware, Stein Roe may in its discretion value the Senior Loan subject to procedures approved by the Board and reviewed on a periodic basis, and the Fund will utilize that price instead of the price as determined by the pricing service provider. In addition to such information, Stein Roe will consider, among other factors, (i) the creditworthiness of the Borrower and (ii) the current interest rate, the period until next interest rate reset and maturity of such Senior Loan interests in determining a fair value of a Senior Loan. If the pricing service does not provide a value for a Senior Loan or if no pricing service provider is then acting, a value will be determined by Stein Roe in the manner described above.



It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Although the Fund's net asset value will vary, Stein Roe expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, Stein Roe expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes.



Other long-term debt securities for which market quotations are not readily available are valued at fair value based on valuations provided by pricing services approved by the Board, which may employ electronic data processing techniques, including a matrix system, to determine valuations. The value of interest rate swaps, caps, and floors will be determined in accordance with a formula and then confirmed periodically by obtaining a quotation. Short-term debt securities with remaining maturities of 60 days or less are valued at their amortized cost, which does not take into account unrealized gains or losses. The Board believes that the amortized cost represents a fair value for such securities. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are not readily available are valued by use of a matrix prepared by Stein Roe based on quotations for comparable securities. Other assets and securities held by the Fund for which these valuation methods do not produce a fair value are valued by a method that the Board believes will determine a fair value.

                             PERFORMANCE INFORMATION

The Fund seeks to provide an effective yield that is higher than other short-term instrument alternatives. From time to time, the Fund may include its current and/or effective yield based on various specific time periods. Yields will fluctuate from time to time and are not necessarily representative of future results.

The current yield is calculated by annualizing the most recent monthly distribution (i.e., multiplying the distribution amount by 365/31 for a 31 day month) and dividing the product by the current maximum offering price. The effective yield is calculated by dividing the current yield by 365/31 and adding
1. The resulting quotient is then taken to the 365/31st power and reduced by 1. The result is the effective yield.

On occasion, the Fund may compare its yield to: (a) LIBOR, quoted daily in the Wall Street Journal; (b) the CD Rate as quoted daily in the Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million or more; (c) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks; (d) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds; (e) the average yield reported by the Bank Rate Monitor National Index(TM) for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas; (f) yield data published by Lipper, Inc.; (g) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding; or (h) the yield on an index of loan funds comprised of all continually offered closed-end bank loan funds, as categorized by Lipper (the "loan fund index"). In addition, the Fund may compare the Prime Rate, the Donoghue's averages and the other yield data described above to each other. Yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.


From time to time advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper, Inc., Business Week, Forbes or other industry publications.



The Fund's distribution rate generally is determined on a monthly basis with respect to the immediately preceding monthly distribution period. The distribution rate is computed by first annualizing the Fund's distributions per Share during such a monthly distribution period and dividing the annualized distribution by the Fund's maximum offering price per Share on the last day of such period. The Fund calculates the compounded distribution rate by adding one to the monthly distribution rate, raising the sum to the power of 12 and subtracting one from the product. In circumstances in which the Fund believes that, as a result of decreases in market rates of interest, its expected monthly distributions may be less than the distributions with respect to the immediately preceding monthly distribution period, the Fund reserves the right to calculate the distribution rate on the basis of a period of less than one month.



When utilized by the Fund, distribution rate and compounded distribution rate figures are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and net asset value per share can be expected to fluctuate over time.




Advertisements and communications to present or prospective shareholders also may cite a total return for any period. Total return is calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) or a later date. The difference divided by the original net asset value is the total return. The Fund may include information about the total return on the loan fund index, and compare that to the total return of the Fund and other indices.

In calculating the Fund's total return, all dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. Therefore, the calculation of the Fund's total return and effective yield reflects the effect of compounding. The calculation of total return, current yield and effective yield does not reflect the amount of any shareholder income tax liability, which would reduce the performance quoted. If the Fund's fees or expenses are waived or reimbursed, the Fund's performance will be higher.

Finally, the Fund may include information on the history of its net asset value per share and the net asset value per share of the loan fund index, including comparisons between them, in advertisements and other material furnished to present and prospective shareholders. Information about the performance of the Fund or other investments is not necessarily indicative of future performance and should not be considered representative of what an investor's yield or total return may be in the future.

                     ORGANIZATION AND DESCRIPTION OF SHARES

The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust (Declaration of Trust) dated August 13, 1998, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund's shareholders or its trustees.

Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the shares.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Board then in office and at least three-fourths of the non-interested trustees who have acted in such capacities for at least 12 months (or since commencement of operation if that period is less than 12 months) authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.

The Board has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

STATUS OF SHARES. The Board of Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.


As of November 30, 2000, the following shares of the Fund were outstanding:



                               (2)                      (3)                                 (4)
          (1)                 Amount        Amount held by Fund or for    Amount Outstanding Exclusive of Amount
    Title of Class          Authorized              its Account                       Shown Under (3)
Common Shares               Unlimited                    0                              19,193,124


               MASTER FUND/FEEDER FUND: STRUCTURE AND RISK FACTORS

The Fund seeks to achieve its objective by investing all of its assets in another closed-end fund having an investment objective identical to that of the Fund. The initial shareholder of the Fund approved this policy of permitting the Fund to act as a feeder fund by investing in the Portfolio. Please refer to "Investment Objective and Policies" for a description of the investment objectives, policies, and restrictions of the Portfolio. The management and expenses of both the Fund and the Portfolio are described under "Fund Expenses" and "Management of the Fund -- Fees and Expenses." The Fund bears its proportionate share of Portfolio expenses.

Stein Roe has provided investment management services in connection with other mutual funds employing the master fund/feeder fund structure since 1991.

The common investment objective of the Fund and the Portfolio is non-fundamental and may be changed without shareholder approval, subject, however, to at least 30 days' advance written notice to the Fund's shareholders. The fundamental policies of the Fund, and the corresponding fundamental policies of the Portfolio, can be changed only with shareholder approval.

If the Fund, as a Portfolio investor, is requested to vote on a proposed change in a fundamental policy of the Portfolio or any other matter pertaining to the Portfolio (other than continuation of the business of the Portfolio after withdrawal of another investor), the Fund will solicit proxies from its shareholders and vote its interest in the Portfolio for and against such matters proportionately to the instructions to vote for and against such matters received from the Fund's shareholders. The Fund will vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. There can be no assurance that any matter receiving a majority of votes cast by the Fund's shareholders will receive a majority of votes cast by all Portfolio investors. If other investors hold a majority interest in the Portfolio, they could have voting control over the Portfolio.


In the event that the Portfolio's fundamental policies were changed so as to be inconsistent with those of the Fund, the Board of the Fund would consider what action might be taken, including changes to the Fund's fundamental policies, withdrawal of the Fund's assets from the Portfolio and investment of such assets in another pooled investment entity, or the retention of another investment advisor. Any of these actions would require the approval of the Fund's shareholders. The Fund's inability to find a substitute master fund or comparable investment management could have a significant impact upon its shareholders' investments. Any withdrawal of the Fund's assets could result in a distribution in kind of Senior Loans (as opposed to a cash distribution) to the Fund. Should such a distribution occur, the Fund would incur brokerage fees or other transaction costs in converting such Senior Loans to cash. In addition, a distribution in kind could result in a less diversified portfolio of the Fund and could affect the liquidity of the Fund.


The Portfolio may permit other investment companies and/or other institutional investors to invest, but members of the general public may not invest directly in the Portfolio. Other investors in the Portfolio are not required to sell their shares at the same public offering price as the Fund, could incur different administrative fees and expenses than the Fund, and their shares might be sold with a sales commission. Therefore, Fund shareholders might have different investment returns than shareholders in another investment company that invests exclusively in the Portfolio. Investment by such other investors in the Portfolio would provide funds for the purchase of additional Senior Loans and would tend to reduce the Portfolio's operating expenses as a percentage of its net assets. Conversely, large-scale redemptions by any such other investors in the Portfolio could result in untimely liquidations of the Portfolio's Senior Loans, loss of investment flexibility, and increases in the operating expenses of the Portfolio as a percentage of its net assets. As a result, the Portfolio's Senior Loans may become less diverse, resulting in increased risk.

Information regarding any other investors in the Portfolio may be obtained by writing to Stein Roe Floating Rate Limited Liability Company, One Financial Center, Boston, MA 02111, or by calling 800-774-2321. Stein Roe may provide administrative or other services to one or more such investors.

                               SHAREHOLDER REPORTS



The Fund issues reports to its shareholders semi-annually that include financial information.



                              FINANCIAL STATEMENTS



The Fund will furnish without charge, when available, copies of its Annual Report and any subsequent Semi-Annual Report to shareholders upon request to the Fund, One South Wacker Drive, Chicago, Illinois 60606, toll-free 1-800-422-3737.

                              TABLE OF CONTENTS OF
                       STATEMENT OF ADDITIONAL INFORMATION

                                                                            Page
The Fund.................................................................      2

Investment Policies......................................................      2

Portfolio Investments and Strategies.....................................      3

Investment Restrictions..................................................     11

Repurchase Offer Fundamental Policy......................................     13

Management...............................................................     14

Financial Statements.....................................................     17

Principal Shareholders...................................................     17

Investment Advisory and Other Services...................................     19

Distributor..............................................................     20

Transfer Agent...........................................................     21

Custodian................................................................     21

Independent Accountants..................................................     21

Portfolio Transactions...................................................     22

Additional Income Tax Considerations.....................................     27

Investment Performance...................................................     27

Appendix -- Ratings .....................................................     28






                        Stein Roe & Farnham Incorporated
                             One South Wacker Drive
                             Chicago, IL 60606-4685
                               1-800-322-774-2321

                  Liberty Funds Distributor, Inc., Distributor

           Statement of Additional Information Dated January 1, 2001


            LIBERTY-STEIN ROE INSTITUTIONAL FLOATING RATE INCOME FUND

                     One Financial Center, Boston, MA 02111
                                  800-774-2321



         This Statement of Additional Information is not a prospectus but provides additional information that should be read in conjunction with the Fund's Prospectus dated January 1, 2001, and any supplements thereto. A Prospectus may be obtained at no charge by telephoning 800-774-2321.



                                TABLE OF CONTENTS


Page
The Fund                                                                       2
Investment Policies............................................... ......      2
Portfolio Investments and Strategies.....................................      3
Investment Restrictions..................................................     11
Repurchase Offer FundamentalPolicy.......................................     14
Management............ .......................................................14
Financial Statements.....................................................     21
Principal Shareholders...................................................     22
Investment Advisory and Other Services...................................     23
Distributor...............................................................25
Transfer Agent...........................................................     25
Custodian.....................................................................25
Independent Accountants..................................................     26
Portfolio Transactions...................................................     26
Additional Income Tax Considerations............. .......................     31
Investment Performance...................................................     31
Appendix --Ratings................................ ......................     33

                                    THE FUND

         Liberty-Stein Roe Institutional Floating Rate Income Fund (the "Fund") is a non-diversified, closed-end management investment company. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share without a sales charge. The Fund will make Repurchase Offers on a quarterly basis to repurchase between 5% and 25% of its outstanding shares at the then current net asset value of the shares. Capitalized terms used in this Statement of Additional Information and not otherwise defined have the meanings given them in the Fund's Prospectus. The Fund's name was changed on November 4, 1998 from "Stein Roe Institutional Floating Rate Income Trust" to "Stein Roe Institutional Floating Rate Income Fund." The Fund's name was changed on October 18, 1999 from "Stein Roe Institutional Floating Rate Income Fund" to "Liberty-Stein Roe Institutional Floating Rate Income Fund."

         Stein Roe & Farnham Incorporated ("Stein Roe") provides administrative and accounting and recordkeeping services to the Fund and the Portfolio (described below) and provides investment advisory services to the Portfolio.

         Special Considerations Regarding Master Fund/Feeder Fund Structure. Rather than invest in securities directly, the Fund seeks to achieve its objective by pooling its assets with those of other investment companies for investment in Stein Roe Floating Rate Limited Liability Company (the "Portfolio"), which has the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. For more information, please refer to the Prospectus under the caption "Master Fund/Feeder Fund:
Structure and Risk Factors." The Fund's investment experience will correspond directly to the investment experience of the Portfolio.

                               INVESTMENT POLICIES

         The following information supplements the discussion of the investment objectives and policies of the Fund and of the Portfolio described in the Prospectus. In pursuing its objective, the Fund and the Portfolio will invest as described below and may employ the investment techniques described in the Prospectus and elsewhere in this Statement of Additional Information. The investment objective of the Fund and of the Portfolio is a non-fundamental policy and may be changed by the Board without the approval of a "majority of the outstanding voting securities"(1) of the Fund or Portfolio, as applicable.

         The investment objective of the Fund and of the Portfolio is to provide a high level of current income, consistent with preservation of capital. To achieve this objective the

--------------
(1) A "majority of the outstanding voting securities" means the approval of the lesser of (i) 67% or more of the shares at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy or (ii) more than 50% of the outstanding shares.

Portfolio invests primarily in a portfolio of Senior Loans to Borrowers that operate in a variety of industries and geographic regions (including domestic and foreign entities).

         Under normal market conditions, at least 80% of the Portfolio's total assets will be invested in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are secured, the Portfolio may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral and in other permitted investments (as described below).

         In addition, during normal market conditions, the Portfolio may invest up to 20% of its total assets (including assets maintained by the Portfolio as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least Baa, P-3 or higher by Moody's or BBB, A-3 or higher by S&P (or if unrated, determined by Stein Roe to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, determined by Stein Roe to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates. For more information, please refer to the Prospectus under the caption "Investment Objectives and Policies."


                      PORTFOLIO INVESTMENTS AND STRATEGIES

         The following sets forth information about the investment policies of the Fund and the Portfolio and the types of securities the Portfolio may buy. Please read this information together with information in the Prospectus under the caption "How the Fund Invests."

         Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and the Lenders represented in each case by one or more Agents of the several Lenders. Senior Loans in which the Portfolio will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally Prime Rate, LIBOR, the CD rate or other base lending rates used by commercial lenders. The Senior Loans in the Portfolio's investment portfolio will at all times have a dollar-weighted average time until next interest rate redetermination of 90 days or less. Because of prepayment provisions, the actual remaining maturity of Senior Loans may vary substantially from the stated maturity of such loans. Stein Roe estimates actual average maturity of Senior Loans in the portfolio will be approximately 18-24 months.

         Participations   and   Assignments.   The   Portfolio   may  invest  in
Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.

         When the Portfolio purchases a Participation, the Portfolio will typically enter into a contractual relationship with the Lender selling the Participation, but not with the Borrower. As a result, the Portfolio will assume the credit risk of both the Borrower and the Lender selling the Participation, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. The Portfolio will purchase a Participation only when the Lender selling the Participation, and any other institution interpositioned between such Lender and the Portfolio at the time of investment have outstanding debt obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by Stein Roe to be of comparable quality. The rights of the Portfolio when it acquires a Participation may be different from, and more limited than, the rights of Primary Lenders or of persons who acquire an Assignment. The Portfolio may pay a fee or forgo a portion of interest payments to the Lender selling a Participation or Assignment pursuant to the terms of such Participation or Assignment.

         Debt Restucturing. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. Stein Roe's decision to purchase or retain such an interest will depend on its assessment of the likelihood that the Portfolio ultimately will receive full repayment of the principal amount of the Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest.
Depending upon, among other things, Stein Roe's evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of total assets that normally will be invested in Senior Loans.

         Bridge Financing. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

         Other Securities. The Portfolio will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when Stein Roe believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments.

         Investment in warrants, equity securities and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its net asset value.

         Defensive Investment Policy. If Stein Roe determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also engage in interest rate and other hedging transactions, lend portfolio holdings, purchase and sell interests in Senior Loans and other portfolio debt securities on a "when-issued" or "delayed-delivery" basis, and enter into repurchase and reverse repurchase agreements. These investment practices involve certain special risk considerations. Stein Roe may use some or all of the following investment practices when, in the opinion of Stein Roe, their use is appropriate. Although Stein Roe believes that these investment practices may further the Portfolio's investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

         Structured Notes. The Portfolio may invest up to 5% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, which is a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced note could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio's policy of normally investing at least 80% of its assets in Senior Loans.

         Borrowing. The Portfolio may borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. Under the requirements of the 1940 Act, the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio that the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio.

         The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of such borrowings will be senior to those of the holders of Portfolio shares, and the terms of any such borrowings may contain provisions that limit certain activities of the Portfolio, including the payment of dividends to holders of Portfolio shares in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio's status as a regulated investment company, the Portfolio, subject to the ability of the Portfolio to liquidate its relatively illiquid portfolio, intends to repay the borrowings. Interest payments and fees incurred in connection with any such borrowings will reduce the amount of net income available for payment to shareholders. The Portfolio may enter into an agreement with a financial institution providing for a facility, the proceeds of which may be used to finance, in part, repurchases.

         Derivatives. The Portfolio may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Portfolio's investment portfolio.

         Hedging Transactions. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the portfolio securities. The Portfolio will incur brokerage and other costs in connection with its hedging transactions.

         Interest Rate Swaps, Caps and Floors. The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest; e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

         The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Portfolio will not enter into swaps, caps or floors, if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.

         In circumstances in which Stein Roe anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty that would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio's counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.

         The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on Stein Roe's ability to predict correctly the direction and extent of movements in interest rates. Although Stein Roe believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if Stein Roe's judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio's overall performance could be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

         Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, Stein Roe and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis; i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Portfolio's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange (NYSE) or other entities determined to be creditworthy by Stein Roe, pursuant to procedures adopted and reviewed on an ongoing basis by the Board. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms Stein Roe believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

         New Financial Products. New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

         Lending of Portfolio Holdings. The Portfolio may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional Borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Portfolio would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Portfolio would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also would receive compensation from the investment of the collateral. The Portfolio would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Portfolio could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, such loans entail risks of delay in recovery or even loss of rights in the collateral should the Borrower of the financial instruments fail financially. However, the loans would be made only to borrowers deemed by Stein Roe to be of good standing and when, in the judgment of Stein Roe, the consideration that can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Portfolio lends its portfolio holdings will be monitored on an ongoing basis by Stein Roe pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board. No specific limitation exists as to the percentage of the Portfolio's assets that the Portfolio may lend.

         "When-issued" and "Delayed-delivery" Transactions. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation, the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value at least equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such

Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for the Portfolio's investment portfolio consistent with the Portfolio's investment objective and policies and not for the purpose of investment leverage. No specific limitations exist as to the percentage of the Portfolio's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.

         Repurchase Agreements. The Portfolio may enter into repurchase agreements (a purchase of, and simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. In entering into a repurchase agreement, the Portfolio buys securities from the bank or broker-dealer, with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, Stein Roe will consider carefully the creditworthiness of the counterparty. If the bank or broker-dealer that is the seller petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day and adjusted in amount so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and Stein Roe will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio's assets that may be invested in repurchase agreements.

         Reverse Repurchase Agreements. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. Under a reverse repurchase agreement, the Portfolio sells a debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker-dealer) to sell the security back to the Portfolio at an agreed upon price on an agreed upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them.

Reverse repurchase agreements are considered borrowings by the Portfolio and as such are subject to the restrictions on borrowing described below under "Investment Restrictions." The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

         Rated Securities. The rated short-term securities described under Investment Policies above include securities given a rating conditionally by Moody's or provisionally by S&P. If the rating of a security held by the Portfolio is withdrawn or reduced, the Portfolio is not required to sell the security, but Stein Roe will consider such fact in determining whether the Portfolio should continue to hold the security.

         Portfolio Turnover. The frequency and amount of portfolio purchases and sales (known as the "turnover rate") will vary from year to year. It is anticipated that the Portfolio's turnover rate will be between 50% and 100%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when Stein Roe deems portfolio changes appropriate. Although the Portfolio generally does not intend to trade for short-term profits, the securities held by the Portfolio will be sold whenever Stein Roe believes it is appropriate to do so, without regard to the length of time a particular security may have been held. Higher portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs that the Portfolio will bear directly.


                             INVESTMENT RESTRICTIONS


         The Fund and the Portfolio operate under the following investment restrictions. Neither the Fund nor the Portfolio may:

         (1) invest in a security if, as a result of such investment, more than 25% of its total assets (taken at market value at the time of such investment) would be invested in the securities of issuers in any particular industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction) except that this restriction does not apply to (i) obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities; (ii) securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies; [the Fund only] or (iii) investment by the Fund of all or substantially all of its assets in another registered investment company having the same investment objective and substantially similar investment policies as the Fund;

         (2) invest in a security if, as a result of such investment, it would hold more than 10% of the outstanding voting securities (taken at the time of such investment) of any one issuer [the Fund only] except that all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objective and substantially similar investment policies as the Fund;

         (3) purchase or sell real estate (although it may purchase securities secured by real estate or interests therein, or securities issued by companies that invest in real estate, or interests therein), except that it may hold for prompt sale and sell real estate or interests in real estate to which it may gain an ownership interest through the forfeiture of collateral securing loans or debt securities held by it;

         (4) purchase or sell commodities or commodities contracts or oil, gas or mineral programs, except that it may enter into (i) futures and options on futures and (ii) forward contracts;

         (5) purchase securities on margin, except for use of short-term credit necessary for clearance of purchases and sales of portfolio securities, but it may make margin deposits in connection with transactions in options, futures, and options on futures (the purchase of Senior Loans, corporate debt securities, and other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin);

         (6) make loans, although it may (a) lend portfolio securities and participate in an interfund lending program with other investment companies to which Stein Roe provides investment advisory services provided that no such loan may be made if, as a result, the aggregate of such loans would exceed 33-1/3% of the value of its total assets (taken at market value at the time of such loans);
(b) purchase money market instruments and enter into repurchase agreements;  and
(c) acquire publicly distributed or privately placed debt securities (including interests in Assignments and Participation) and other Senior Loans in which it is authorized to invest in accordance with its respective investment objectives and policies;

         (7) borrow except that it may (a) borrow for nonleveraging, temporary or emergency purposes, (b) engage in reverse repurchase agreements, hedging transactions, when-issued and delayed-delivery transactions and similar investment strategies, and make other borrowings, provided that the combination of (a) and (b) shall not at any time exceed 33-1/3% of the value of its total assets (including the amount borrowed) less liabilities (other than for borrowings) or such other percentage permitted by law, and (c) enter into futures and options transactions (it may borrow from banks, other investment companies to which Stein Roe provides investment advisory services, and other persons to the extent permitted by applicable law);

         (8) act as an underwriter of securities, except insofar as it may be deemed to be an "underwriter" for purposes of the Securities Act of 1933 on disposition of securities acquired subject to legal or contractual restrictions on resale, [the Fund only] except that all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objective and substantially similar investment policies as the Fund; or

         (9) issue any senior security except to the extent permitted under the Investment Company Act of 1940 (for this purpose Senior Loans shall not be deemed senior securities).

         The above restrictions are fundamental policies and may not be changed without the approval of a "majority of the outstanding voting securities," as previously defined herein.

         The Fund and the Portfolio are also subject to the following restrictions and policies that may be changed by the Board of the Fund or of the Portfolio, as applicable. None of the following restrictions shall prevent the Fund from investing all or substantially all of its assets in another investment company having the same investment objective and substantially similar investment policies as the Fund. Unless otherwise indicated, neither the Fund nor the Portfolio may:

         (A) invest for the purpose of exercising control or management [except to the extent that exercise by the Portfolio of its rights under Loan Agreements would be deemed to be constitute such control or management];

         (B) purchase more than 3% of the stock of another investment company (other than the Portfolio) or purchase stock of other investment companies
(other than the Portfolio) equal to more than 5% of its total assets (taken at market value at the time of purchase) in the case of any one other investment company (other than the Portfolio) and 10% of such assets (taken at market value at the time of purchase) in the case of all other investment companies (other than the Portfolio) in the aggregate; any such purchases are to be made in the open market where no profit to a sponsor or dealer results from the purchase, other than the customary broker's commission, except for securities acquired as part of a merger, consolidation or acquisition of assets(2);

         (C) purchase shares of open-end investment companies, except in connection with a merger, consolidation, acquisition, or reorganization;

         (D) purchase a put or call option if the aggregate premiums paid for all put and call options then held exceed 20% of its net assets (less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions;(3)

-----------------------
(2) The Fund has been informed that the staff of the Securities and Exchange Commission takes the position that the issuers of certain CMOs and certain other collateralized assets are investment companies and that subsidiaries of foreign banks may be investment companies for purposes of Section 12(d)(1) of the Investment Company Act of 1940, which limits the ability of one investment company to invest in another investment company. Accordingly, the Fund intends to operate within the applicable limitations under Section 12(d)(1)(A) of that Act.

(3) The Portfolio does not currently intend to purchase a put or call option if the aggregate premiums paid for all put and call options then held exceed 5% of its net assets (less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions.

         (E) write an option on a security unless the option is issued by the Options Clearing Corporation, an exchange, or similar entity;

         (F) invest in limited partnerships in real estate unless they are readily marketable;

         (G) sell securities short unless (i) it owns or has the right to obtain securities equivalent in kind and amount to those sold short at no added cost or
(ii) the securities sold are "when-issued" or "when distributed" securities that it expects to receive in a recapitalization, reorganization, or other exchange for securities it contemporaneously owns or has the right to obtain and provided that transactions in options, futures, and options on futures are not treated as short sales;(4)

         (H) invest more than 15% of its total net assets (taken at market value at the time of a particular investment) in restricted securities, other than securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933.


                       REPURCHASE OFFER FUNDAMENTAL POLICY


         The Board has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly Repurchase Offers (the "Repurchase Offer Fundamental Policy").

         The Repurchase Offer Fundamental Policy sets the interval between each Repurchase Offer at one quarter and provides that the Fund shall conduct a Repurchase Offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Request Deadline will be established by the Fund and will be based on factors such as market conditions, liquidity of the Fund's assets and shareholder servicing conditions. The Repurchase Offer Fundamental Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

         The Repurchase Offer Fundamental Policy may only be changed by a majority vote of the outstanding voting securities. For more information, please refer to the Prospectus under the caption "Periodic Repurchase Offers."


                                   MANAGEMENT


         The following table sets forth certain information with respect to trustees ("Managers" in the case of the Portfolio) and officers of the Fund and the Portfolio:

----------------------------
(4) The Portfolio does not currently intend to commit more than 5% of its assets to short sales.

                                        POSITION(S) HELD               PRINCIPAL OCCUPATION(S)
NAME, AGE; ADDRESS                      WITH THE TRUST                 DURING PAST FIVE YEARS
------------------                      --------------                 ----------------------
William D. Andrews, 53;                 Executive Vice-President       Executive vice president of Stein Roe
One South Wacker Drive,
Chicago, IL  60606 (4)

John A. Bacon Jr., 73;                  Trustee                        Private investor
4N640 Honey Hill Road,
Box 296, Wayne, IL 60184 (3)(4)

Christine Balzano, 35;                  Vice-President                 Senior vice president of Liberty Funds Services,
245 Summer Street,                                                     Inc.; formerly vice president and assistant vice
Boston, MA 02210                                                       president

William W. Boyd, 73;                    Trustee                        Chairman and director of Sterling Plumbing
2900 Golf Road,                                                        (manufacturer of plumbing products)
Rolling Meadows, IL  60008 (2)(3)(4)

Kevin M. Carome, 44;                    Executive Vice-President       Executive Vice President of the Stein Roe Funds
One Financial Center,                                                  since May 1999 (formerly Vice President andSecretary);
Boston, MA 02111  (4)                                                  General Counsel and Secretary of Stein Roe since 1998;
                                                                       Executive Vice President of Liberty  Funds Group and
                                                                       Liberty All-Star Funds since October, 2000;Executive
                                                                       Vice President and Assistant Secretary,Liberty Funds
                                                                       Group - Chicago; Senior Vice President, Legal since
                                                                       January, 1999 of Liberty Funds Group; Associate
                                                                       General Counsel and Vice President of Liberty
                                                                       Financial Companies, Inc. through January,1999.



Denise E. Chasmer, 33;                  Vice President                 Employee of Liberty Funds Services, Inc. and
12100 East Iliff Avenue                                                assistant vice president of Stein Roe since
Aurora, CO 80014 (4)                                                   November 1999; manager with Scudder Kemper
                                                                       Investments from  October 1995 to  November 1999;
                                                                       assistant manager with Scudder Kemper prior
thereto

J. Kevin Connaughton
One Financial Center
Boston,  MA 02111 (4)                   Controller                    Controller  of the Funds since  December 2000
                                                                     (formerly Controller of the Funds from May 2000 to
                                                                      October, 2000); Treasurer and Chief Financial
                                                                      Officer of the Liberty Funds and of the Liberty All-Star Funds
                                                                      since December,  2000 (formerly  Controller and Chief
                                                                      Accounting  Officer of the Liberty  Funds from
                                                                      February,  1998 to October,  2000);  Vice  President of the
                                                                      Colonial  Management  Associates  since  February,  1998
                                                                      (formerly Senior Tax Manager,  Coopers  &  Lybrand,
                                                                      LLP from  April,  1996 to  January,  1998;  Vice President,
                                                                      440 Financial  Group/First Data Investor  Services Group
                                                                      from March, 1994 to April, 1996).



Lindsay Cook, 48;                       Trustee                        Executive vice president of Liberty Financial
600 Atlantic Avenue,                                                   Companies, Inc. since March 1997; senior vice
Boston, MA 02210 (1)(2)(4)                                             president prior thereto


James R. Fellows, 35;                   Vice-President                 Vice president of Stein Roe since April 1998; vice
One South Wacker Drive,                                                president and senior credit analyst,Van Kampen (4)
Chicago, IL  60606                                                     American Capital prior thereto

Stephen E. Gibson, 47;                  President                      Director of Stein Roe since September 1, 2000,
One Financial Center,                                                  President and Vice Chairman of  Stein Roe since
Boston, MA 02111 (4)                                                   January, 2000 (formerly Assistant Chairman from
                                                                       August, 1998 to January,2000); President of the
                                                                       Stein Roe Funds since November 1999; President of the
                                                                       Liberty Funds since June, 1998, Chairman of the Board
                                                                       of the Liberty Funds since July, 1998, Chief Executive
                                                                      Officer and President since December, 1996
                                                                       and Director, since July, 1996 of Colonial Management
                                                                       Associates (formerly Executive Vice Presidentfrom
                                                                       July, 1996 to December, 1996); Director, Chief
                                                                       Executive Officer and President of LFG since
                                                                       December, 1998 (formerly Director, Chief Executive
                                                                       Officer and President of The Colonial Group,Inc.
                                                                       (TCG) from December, 1996 to December, 1998);
                                                                       (formerly Managing Director of Marketing of Putnam
                                                                        Investments, June, 1992 to July, 1996.)

Brian W. Good, 34;                      Vice-President                 Vice president of Stein Roe since April 1998; vice
One South Wacker Drive,                                                president and portfolio manager, Van Kampen
Chicago, IL  60606 (4)                                                 American Capital prior thereto


Douglas A. Hacker, 44;                  Trustee                        Senior vice president and chief financial officer
P.O. Box 66100,                                                        of UAL, Inc. (airline)
Chicago, IL 60666 (3)(4)

Loren A. Hansen, 53;          Executive Vice-President                Chief investment officer/equity of CMA since 1997;
One South Wacker Drive,                                               executive  vice president of Stein Roe since Dec.
Chicago, IL  60606  (4)                                                1995; vice president of The Northern Trust(bank)
                                                                       prior thereto

Janet Langford Kelly, 42;               Trustee                        Executive vice president-corporate development,
One Kellogg Square,                                                    general counsel and secretary of Kellogg Company
Battle Creek, MI 49016 (3)(4)                                          since Sept. 1999; senior vice president, secretary
                                                                       and general counsel of Sara Lee Corporation
                                                                       (branded, packaged, consumer-products manufacturer)
                                                                       from 1995 to Aug. 1999; partner of Sidley & Austin
                                                                       (law firm) prior thereto

Gail D. Knudsen, 38;                    Vice President                 Vice president and assistant controller of CMA
45 Summer Street,
Boston, MA 02210 (4)


Mary D. McKenzie, 47;                   Vice President                 President of Liberty Funds Services, Inc.
One Financial Center,
Boston, MA 02111 (4)

Charles R. Nelson, 58;                  Trustee                        Director/Trustee since 1981. Van Voorhis Professor,
Van  Department of Economics,                                          Department of Economics, University of University of
                                                                       Washington, Washington and consultant on  economic and
Seattle, WA 98195 (3)(4)                                               statistical matters.

Nicholas S. Norton, 41;                 Vice President                 Senior vice president of Liberty Funds Services,
12100 East Iliff Avenue,                                               Inc. since Aug. 1999; vice president of Scudder
Aurora, CO 80014 (4)                                                   Kemper, Inc. from May 1994 to Aug. 1999

Joseph R. Palombo, 48;                  Trustee; Chairman              Trustee and Chairman of the Board of the Stein Roe
One Financial Center,                   of the Board                   Funds since October, 2000(formerly Vice President
Boston, MA 02111 (4)                                                   of the Funds from April, 1999 to August,2000);
                                                                       Director of Stein Roe since September , 2000;
                                                                       Manager of Stein Roe Floating Rate Limited Liability
                                                                       Company since October, 2000; Chief Operations Officer
                                                                       of Mutual Funds, Liberty Financial Companies, Inc.
                                                                       since August, 2000; Executive Vice President and
                                                                       Director of the Colonial Management Associates since
                                                                       April, 1999; Executive Vice President and Chief
                                                                       Administrative Officer of Liberty Funds Group since
                                                                       April, 1999; and Chief Operating Officer, Putnam
                                                                          Mutual Funds from 1994 to 1998).

Thomas C. Theobald, 64;                 Trustee                        Managing director, William Blair Capital Partners
Suite, 1300, 222 West Adams Street,                                    (private equity fund)
Chicago, IL 60606 (3)(4)

(1) Trustee who is an "interested person" of the Fund and of Stein Roe, as defined in the Investment Company Act of 1940.




(2) Member of the Executive Committee of the Board of Trustees, which is authorized to exercise all powers of the Board with certain statutory exceptions.



(3) Member of the Audit Committee of the Board, which makes recommendations to the Board regarding the selection of auditors and confers with the auditors regarding the scope and results of the audit.



(4) This person holds the corresponding officer or trustee position with the Stein Roe Floating Rate Limited Liability Company.

         Certain of the trustees and officers of the Fund and the Portfolio are trustees or officers of other investment companies managed by Stein Roe; and some of the officers are also officers of Liberty Funds Distributor, Inc., the Fund's distributor.


         Officers and trustees affiliated with Stein Roe serve without any compensation from the Fund. In compensation for their services to the Fund, trustees who are not "interested persons" of the Fund or Stein Roe are paid an annual retainer plus an attendance fee for each meeting of the Board or standing committee attended. The Fund has no retirement or pension plan. The following table sets forth compensation paid to the trustees during the year ended August 31, 2000 and calendar year ended December 31 1999:

                                                                                    Total Compensation
                                                                                     From the Fund
                                                        Aggregate Compensation      Complex Paid to the
                                                         From the Fund for the      Trustees for the
                                                        Fiscal Year Ended August    Calendar Year Ended
               Trustee                                          31, 2000            December 31, 1999*
               -------                                          --------            ------------------
               Lindsay Cook                                         -0-                     -0-
               John A. Bacon Jr.                                 $1,300                   $103,450
               William W. Boyd                                   1,400                      109,950
               Douglas A. Hacker                                 1,300                       93,950
               Janet Langford Kelly                              1,300                      103,450
               Charles R. Nelson                                 1,300                      108,050



          *As of August 31, 2000, the Stein Roe Fund Complex consisted of the Fund, the Portfolio for which the trustees serve on the Board of Managers, Liberty-Stein Roe Advisor Floating Rate Fund, and the following open-end mutual funds: four series of Liberty-Stein Roe Funds Income Trust, four series of Liberty-Stein Roe Funds Municipal Trust, 12 series of Liberty-Stein Roe Funds Investment Trust, four series of Liberty-Stein Roe Advisor Trust, one series of Liberty-Stein Roe Funds Trust, 12 portfolios of SR&F Base Trust, and five series of SteinRoe Variable Investment Trust.
          .

                              FINANCIAL STATEMENTS


         Please refer to August 31, 2000 Financial Statements (statements of assets and liabilities and schedule of investments as of August 31, 2000 and the statements of operations, cash flows (of the Portfolio) and changes in net assets, financial highlights, and notes thereto) and the report of independent accountants contained in the August 31, 2000 Annual Report of the Fund. The Financial Statements and the report of independent accountants are incorporated herein by reference. The Annual Report may be obtained at no charge by telephoning 800-322-0593.

                             PRINCIPAL SHAREHOLDERS




       As of November 30, 2000, the only persons known by the Fund to own of record or "beneficially" 5% or more of its outstanding shares within the definition of that term as contained in Rule 13d-3 under the Securities Exchange Act of 1934 were as follows:



                                                  APPROXIMATE % OF OUTSTANDING
        NAME AND ADDRESS                                   SHARES HELD
  --------------------------------------          -----------------------------
Merrill Lynch Pierce Fenner & Smith                         7.86%
For the sole benefit of its customers
Attn: Fund Administration
4800 Deer Lake Drive East
Jacksonville, FL 32246-6484

                     INVESTMENT ADVISORY AND OTHER SERVICES


Stein Roe provides administrative services to the Fund and the Portfolio and portfolio management services to the Portfolio. Stein Roe is a wholly owned subsidiary of Liberty Funds Group, LLC which is a wholly owned subsidiary of Liberty Financial Services, Inc., which is a wholly owned subsidiary of Liberty Financial Companies, Inc.(Liberty Financial), which is a majority owned subsidiary of Liberty Corporate Holdings, Inc., which is a wholly owned subsidiary of LFC Holdings, Inc., which is a wholly owned subsidiary of Liberty Mutual Insurance Company. Liberty Mutual Insurance Company is a mutual insurance company, principally in the property/casualty insurance field, organized under the laws of Massachusetts in 1912. As of September 30, 2000, Stein Roe managed over $24.2 billion in assets.



         On November 1, 2000, Liberty Financial announced that it had retained CS First Boston to help it explore strategic alternatives, including the possible sale of Liberty Financial.



         The directors of Stein Roe are C. Allen Merritt, Jr., J. Andrew Hilbert, Stephen E. Gibson and Joseph R. Palombo. Mr. Merritt is Chief Operating Officer of Liberty Financial. Mr. Hilbert is Senior Vice President and Chief Financial Officer of Liberty Financial. The positions held by Messrs. Gibson and Palombo are listed above. The business address of Messrs. Merritt and Hilbert is Federal Reserve Plaza, Boston, MA 02210. The business address of Messrs. Gibson and Palombo is One Financial Center, Boston, MA 02111.








      Please refer to the descriptions of Stein Roe, the management and administrative agreements, fees, expense limitation, and transfer agency services under "Management of the Fund" and "Fund Expenses" in the Prospectus, which are incorporated herein by reference. The table below shows gross fees paid (in thousands) and any expense reimbursements by Stein Roe during the past fiscal year:


                  TYPE OF PAYMENT               YEAR ENDED             PERIOD ENDED 8/31/99
                                                 8/31/00
Fund             Administrative fee                 $312                         $135

                 Reimbursement                      (215)                        (474)

Portfolio        Management fee                    1,137                          441


         Stein Roe provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by Stein Roe, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.

         The administrative agreement provides that Stein Roe shall reimburse the Fund to the extent that total annual expenses of the Fund (including fees paid to Stein Roe, but excluding taxes, interest, brokers' commissions and other normal charges incident to the purchase and sale of portfolio securities, and expenses of litigation to the extent permitted under applicable state law) exceed the applicable limits prescribed by any state in which shares of the Fund are being offered for sale to the public; however, such reimbursement for any fiscal year will not exceed the amount of the fees paid by the Fund under that agreement for such year. In addition, in the interest of further limiting the Fund's expenses, Stein Roe may waive its fees and/or absorb certain expenses for the Fund, as described in the Prospectus under "Fund Expenses." Any such reimbursements will enhance the yield of the Fund.

         The management agreement provides that neither Stein Roe nor any of its directors, officers, stockholders (or partners of stockholders), agents, or employees shall have any liability to the Portfolio or any shareholder of the Portfolio for any error of judgment, mistake of law or any loss arising out of any investment, or for any other act or omission in the performance by Stein Roe of its duties under the agreement, except for liability resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by Stein Roe of its obligations and duties under the agreement.

         Any expenses that are attributable solely to the organization, operation, or business of the Fund shall be paid solely out of the Fund's assets. Any expenses incurred by the Fund that are not solely attributable to the Fund are apportioned in such manner as Stein Roe determines is fair and appropriate, unless otherwise specified by the Board.

BOOKKEEPING AND ACCOUNTING


         Pursuant to a separate agreement with the Fund, Stein Roe receives a fee for performing certain bookkeeping and accounting services. For these services, Stein Roe receives an annual fee of $25,000 plus .0025 of 1% of average net assets over $50 million. During the fiscal year ended August 31, 2000 and August 31, 1999, the Fund paid (in thousands) Stein Roe $28 and $18, respectively, for services performed under this agreement.

                                   DISTRIBUTOR

         Shares of the Fund are distributed by Liberty Funds Distributor, Inc. ("Distributor"), One Financial Center, Boston, MA 02111, under a Distribution Agreement (the "Agreement"). The Distributor is a subsidiary of Colonial Management Associates, Inc., which is an indirect subsidiary of Liberty Financial. The Agreement continues in effect from year to year, provided such continuance is approved annually (1) by a majority of the Board or by a majority of the outstanding voting securities of the Fund, and (2) by a majority of the trustees who are not parties to the Agreement or interested persons of any such party. The Fund has agreed to pay all expenses in connection with registration of its shares with the Securities and Exchange Commission and auditing and filing fees in connection with registration of its shares under the various state blue sky laws and assumes the cost of preparation of the prospectus and other expenses.

         As agent, the Distributor offers shares of the Fund to investors in states where the shares are qualified for sale, at net asset value, without sales commissions or other sales load to the investor. No sales commission or "12b-1" payment is paid by the Fund. The Distributor offers the Fund's shares only on a best-efforts basis.

                                 TRANSFER AGENT

         Liberty Funds Services, Inc. ("LFS") performs certain transfer agency services for the Fund, as described under "Management of the Fund" in the Prospectus. For performing these services, the Fund pays LFS a fee at the annual rate of 0.05 of 1% of its average daily net assets. The Board believes the charges by LFS to the Fund are comparable to those of other companies performing similar services. (See "Investment Advisory and Other Services.")

                                    CUSTODIAN

         State Street Bank and Trust Company (the "Bank"), 225 Franklin Street, Boston, MA 02101, is the custodian for the Fund and the Portfolio. It is responsible for holding all securities and cash, receiving and paying for securities purchased, delivering against payment securities sold, receiving and collecting income from investments, making all payments covering expenses, and performing other administrative duties, all as directed by authorized persons. The Bank does not exercise any supervisory function in such matters as purchase and sale of portfolio securities, payment of dividends, or payment of expenses.

         The Fund may invest in obligations of the Bank and may purchase or sell securities from or to the Bank.

                             INDEPENDENT ACCOUNTANTS


         The  independent  accountants  for  the  Fund  and  the  Portfolio  are
PricewaterhouseCoopers LLP, 160 Federal Street, Boston, MA 02110. The independent accountants audit and report on the annual financial statements, review certain regulatory reports and the federal income tax returns, and perform other professional accounting, auditing, tax and advisory services when engaged to do so.


                             PORTFOLIO TRANSACTIONS


         Stein Roe places the orders for the purchase and sale of portfolio securities and options and futures contracts for its clients, including private clients and mutual fund clients ("Clients"). Purchases and sales of portfolio securities are ordinarily transacted with the issuer or with a primary market maker acting as principal or agent for the securities on a net basis, with no brokerage commission. Transactions placed through dealers reflect the spread between the bid and asked prices. Occasionally, the Portfolio may make purchases of underwritten issues at prices that include underwriting discounts or selling concessions.

         Stein Roe's overriding objective in selecting brokers and dealers to effect portfolio transactions is to seek the best combination of net price and execution. The best net price, giving effect to brokerage commissions, if any, is an important factor in this decision; however, a number of other judgmental factors may also enter into the decision. These factors include Stein Roe's knowledge of negotiated commission rates currently available and other current transaction costs; the nature of the security being purchased or sold; the size of the transaction; the desired timing of the transaction; the activity existing and expected in the market for the particular security; confidentiality; the execution, clearance and settlement capabilities of the broker or dealer selected and others considered; Stein Roe's knowledge of the financial condition of the broker or dealer selected and such other brokers and dealers; and Stein Roe's knowledge of actual or apparent operation problems of any broker or dealer.

         Recognizing the value of these factors, Stein Roe may cause a Client to pay a brokerage commission in excess of that which another broker may have charged for effecting the same transaction. Stein Roe has established internal policies for the guidance of its trading personnel, specifying minimum and maximum commissions to be paid for various types and sizes of transactions and effected for Clients in those cases where Stein Roe has discretion to select the broker or dealer by which the transaction is to be executed. Stein Roe has discretion for all trades of the Portfolio. Transactions which vary from the guidelines are subject to periodic supervisory review. These guidelines are reviewed and periodically adjusted, and the general level of brokerage commissions paid is periodically reviewed by Stein Roe. Evaluations of the reasonableness of brokerage commissions, based on the factors described in the preceding paragraph, are made by Stein Roe's trading personnel while effecting portfolio transactions. The general level of brokerage commissions paid is reviewed by Stein Roe, and reports are made annually to the Board of Trustees.

         Stein Roe maintains and periodically updates a list of approved brokers and dealers which, in Stein Roe's judgment, are generally capable of providing best price and execution and are financially stable. Stein Roe's traders are directed to use only brokers and dealers on the approved list, except in the case of Client designations of brokers or dealers to effect transactions for such Clients' accounts. Stein Roe generally posts certain Client information on the "Alert" broker database system as a means of facilitating the trade affirmation and settlement process.

         It is Stein Roe's practice, when feasible, to aggregate for execution as a single transaction orders for the purchase or sale of a particular security for the accounts of several Clients, in order to seek a lower commission or more advantageous net price. The benefit, if any, obtained as a result of such aggregation generally is allocated pro rata among the accounts of Clients which participated in the aggregated transaction. In some instances, this may involve the use of an "average price" execution wherein a broker or dealer to which the aggregated order has been given will execute the order in several separate transactions during the course of a day at differing prices and, in such case, each Client participating in the aggregated order will pay or receive the same price and commission, which will be an average of the prices and commissions for the several separate transactions executed by the broker or dealer.

         Stein Roe sometimes makes use of an indirect electronic access to the New York Stock Exchange's "SuperDOT" automated execution system, provided through a NYSE member floor broker, W&D Securities, Inc., a subsidiary of Jeffries & Co., Inc., particularly for the efficient execution of smaller orders in NYSE listed equities. Stein Roe sometimes uses similar arrangements through Billings & Co., Inc. and Driscoll & Co., Inc., floor broker members of the Chicago Stock Exchange, for transactions to be executed on that exchange. In using these arrangements, Stein Roe must instruct the floor broker to refer the executed transaction to another brokerage firm for clearance and settlement, as the floor brokers do not deal with the public. Transactions of this type sometimes are referred to as "step-in" or "step-out" transactions. The brokerage firm to which the executed transaction is referred may include, in the case of transactions effected through W&D Securities, brokerage firms which provide Stein Roe investment research or related services.

         Stein Roe places certain trades for the Portfolio through its affiliate AlphaTrade, Inc. ("ATI"). ATI is a wholly owned subsidiary of Colonial Management Associates, Inc. ATI is a fully disclosed introducing broker that limits its activities to electronic execution of transactions in listed equity securities. The Portfolio pays ATI a commission for these transactions. The Fund and the Portfolio have adopted procedures consistent with Investment Company Act Rule 17e-1 governing such transactions. Certain of Stein Roe's officers also serve as officers, directors and/or employees of ATI.

         CONSISTENT WITH THE RULES OF FAIR PRACTICE OF THE NATIONAL SECURITIES DEALERS, INC. AND SUBJECT TO SEEKING BEST EXECUTION AND SUCH OTHER POLICIES AS THE TRUSTEES OF THE FUND MAY DETERMINE, STEIN ROE MAY CONSIDER SALES OF SHARES OF THE FUND AS A FACTOR IN THE SELECTION OF BROKER-DEALERS TO EXECUTE SUCH MUTUAL FUND SECURITIES TRANSACTIONS.


INVESTMENT RESEARCH PRODUCTS AND SERVICES FURNISHED BY BROKERS AND DEALERS


         Stein Roe engages in the long-standing practice in the money management industry of acquiring research and brokerage products and services ("research products") from broker-dealer firms in return directing trades for Client accounts to those firms. In effect, Stein Roe is using the commission dollars generated from these Client accounts to pay for these research products. The money management industry uses the term "soft dollars" to refer to this industry practice. Stein Roe may engage in soft dollar transactions on trades for those Client accounts for which Stein Roe has the discretion to select the broker-dealers.

         The ability to direct brokerage for a Client account belongs to the Client and not to Stein Roe. When a Client grants Stein Roe the discretion to select broker-dealers for Client trades, Stein Roe has a duty to seek the best combination of net price and execution. Stein Roe faces a potential conflict of interest with this duty when it uses Client trades to obtain soft dollar products. This conflict exists because Stein Roe is able to use the soft dollar products in managing its Client accounts without paying cash ("hard dollars") for the product. This reduces Stein Roe's expenses.

         Moreover, under a provision of the federal securities laws applicable to soft dollars, Stein Roe is not required to use the soft dollar product in managing those accounts that generate the trade. Thus, the Client accounts that generate the brokerage commission used to acquire the soft dollar product may not benefit directly from that product. In effect, those accounts are cross subsidizing Stein Roe's management of the other accounts that do benefit directly from the product. This practice is explicitly sanctioned by a provision of the Securities Exchange Act of 1934, which creates a "safe harbor" for soft dollar transactions conducted in a specified manner. Although it is inherently difficult, if not impossible, to document, Stein Roe believes that over time most, if not all, Clients benefit from soft dollar products such that cross subsidizations even out.

         Stein Roe attempts to reduce or eliminate this conflict by directing Client trades for soft dollar products only if Stein Roe concludes that the broker-dealer supplying the product is capable of providing a combination of the best net price and execution on the trade. As noted above, the best net price, while significant, is one of a number of judgmental factors Stein Roe considers in determining whether a particular broker is capable of providing the best net price and execution. Stein Roe may cause a Client account to pay a brokerage commission in a soft dollar trade in excess of that which another broker-dealer might have charged for the same transaction.

         Stein Roe acquires two types of soft dollar research products: (i) proprietary research created by the broker-dealer firm executing the trade and
(ii) other products created by third parties that are supplied to Stein Roe through the broker-dealer firm executing the trade.

         Proprietary research consists primarily of traditional research reports, recommendations and similar materials produced by the in house research staffs of broker-dealer firms. This research includes evaluations and recommendations of specific companies or industry groups, as well as analyses of general economic and market conditions and trends, market data, contacts and other related information and assistance. Stein Roe's research analysts periodically rate the quality of proprietary research produced by various broker-dealer firms. Based on these evaluations, Stein Roe develops target levels of commission dollars on a firm-by-firm basis. Stein Roe attempts to direct trades to each firm to meet these targets.

         Stein Roe also uses soft dollars to acquire products created by third parties that are supplied to Stein Roe through broker-dealers executing the trade (or other broker-dealers who "step in" to a transaction and receive a portion of the brokerage commission for the trade). These products include the following:


- Database Services -- comprehensive databases containing current and/or historical information on companies and industries. Examples include historical securities prices, earnings estimates, and SEC filings. These services may include software tools that allow the user to search the database or to prepare value-added analyses related to the investment process (such as forecasts and models used in the portfolio management process).

- Quotation/Trading/News Systems -- products that provide real time market data information, such as pricing of individual securities and information on current trading, as well as a variety of news services.

- Economic Data/Forecasting Tools -- various macro economic forecasting tools, such as economic data and economic and political forecasts for various countries or regions.

- Quantitative/Technical Analysis -- software tools that assist in quantitative and technical analysis of investment data.

-        Fundamental   Industry   Analysis  --   industry-specific   fundamental
         investment research.

- Fixed Income Security Analysis -- data and analytical tools that pertain specifically to fixed income securities. These tools assist in creating financial models, such as cash flow projections and interest rate sensitivity analyses, that are relevant to fixed income securities.

-        Other  Specialized  Tools  --  other  specialized  products,   such  as
         specialized economic consulting analyses and attendance at investment oriented conferences.


         Many third-party products include computer software or on-line data feeds. Certain products also include computer hardware necessary to use the product.

         Certain of these third party  services may be available  directly  from
the  vendor  on  a  hard  dollar  basis.   Others  are  available  only  through
broker-dealer firms for soft dollars.

Stein Roe evaluates each product to determine a cash ("hard dollars") value of the product to Stein Roe. Stein Roe then on a product-by-product basis targets commission dollars in an amount equal to a specified multiple of the hard dollar value to the broker-dealer that supplies the product to Stein Roe. In general, these multiples range from 1.25 to 1.85 times the hard dollar value. Stein Roe attempts to direct trades to each firm to meet these targets. (For example, if the multiple is 1.5:1.0, assuming a hard dollar value of $10,000, Stein Roe will target to the broker-dealer providing the product trades generating $15,000 in total commissions.)

         The targets that Stein Roe establishes for both proprietary and for third party research products typically will reflect discussions that Stein Roe has with the broker-dealer providing the product regarding the level of commissions it expects to receive for the product. However, these targets are not binding commitments, and Stein Roe does not agree to direct a minimum amount of commissions to any broker-dealer for soft dollar products. In setting these targets, Stein Roe makes a determination that the value of the product is reasonably commensurate with the cost of acquiring it. These targets are established on a calendar year basis. Stein Roe will receive the product whether or not commissions directed to the applicable broker-dealer are less than, equal to or in excess of the target. Stein Roe generally will carry over target shortages and excesses to the next year's target. Stein Roe believes that this practice reduces the conflicts of interest associated with soft dollar transactions, since Stein Roe can meet the non-binding expectations of broker-dealers providing soft dollar products over flexible time periods. In the case of third party products, the third party is paid by the broker-dealer and not by Stein Roe. Stein Roe may enter into a contract with the third party vendor to use the product. (For example, if the product includes software, Stein Roe will enter into a license to use the software from the vendor.)

         In certain cases, Stein Roe uses soft dollars to obtain products that have both research and non-research purposes. Examples of non-research uses are administrative and marketing functions. These are referred to as "mixed use" products. As of the date of this SAI, Stein Roe acquires two mixed use products. These are (i) a fixed income security data service and (ii) a mutual fund performance ranking service. In each case, Stein Roe makes a good faith evaluation of the research and non-research uses of these services. These evaluations are based upon the time spent by Firm personnel for research and non-research uses. Stein Roe pays the provider in cash ("hard dollars") for the non-research portion of its use of these products.

         Stein Roe may use research obtained from soft dollar trades in the management of any of its discretionary accounts. Thus, consistent with industry practice, Stein Roe does not require that the Client account that generates the trade receive any benefit from the soft dollar product obtained through the trade. As noted above, this may result in cross subsidization of soft dollar products among Client accounts. As noted therein, this practice is explicitly sanctioned by a provision of the Securities Exchange Act of 1934, which creates a "safe harbor" for soft dollar transactions conducted in a specified manner.

         In certain cases, Stein Roe will direct a trade to one broker-dealer with the instruction that it execute the trade and pay over a portion of the commission from the trade to another broker-dealer who provides Stein Roe with a soft dollar research product. The broker-dealer executing the trade "steps out" of a portion of the commission in favor of the other broker-dealer providing the soft dollar product. Stein Roe may engage in step out transactions in order to direct soft dollar commissions to a broker-dealer which provides research but may not be able to provide best execution. Brokers who receive step out commissions typically are brokers providing a third party soft dollar product that is not available on a hard dollars basis. Stein Roe has not engaged in step out transactions as a manner of compensating broker-dealers that sell shares of investment companies managed by Stein Roe.


                      ADDITIONAL INCOME TAX CONSIDERATIONS


         The Fund and the Portfolio intend to comply with the special provisions of the Internal Revenue Code that relieve the Fund and the Portfolio, as applicable, of federal income tax to the extent of their respective net investment income and capital gains currently distributed to their respective shareholders.

         Because capital gain distributions reduce net asset value, if a shareholder purchases shares shortly before a record date, he will, in effect, receive a return of a portion of his investment in such distribution. The distribution would nonetheless be taxable to him, even if the net asset value of shares were reduced below his cost. However, for federal income tax purposes the shareholder's original cost would continue as his tax basis.

         The Fund expects that none of its dividends will qualify for the deduction for dividends received by corporate shareholders.


                             INVESTMENT PERFORMANCE


         The Fund may quote yield figures from time to time. The "Yield" of the Fund is computed by dividing the net investment income per share earned during a 30-day period (using the average number of shares entitled to receive dividends) by the net asset value per share on the last day of the period. The Yield formula provides for semiannual compounding which assumes that net investment income is earned and reinvested at a constant rate and annualized at the end of a six-month period.

The Yield formula is as follows:  YIELD = 2[((a-b/cd) +1)(6) -1].

       Where:      a    =   dividends and interest earned during the period.
                            (For this purpose, the Fund will recalculate the
                            yield to maturity based on market value of each
                            portfolio security on each business day on which net
                            asset value is calculated.)
                   b    =   expenses accrued for the period (net of
                            reimbursements).
                   c        = the  average  daily  number of shares  outstanding
                            during  the  period  that were  entitled  to receive
                            dividends.
                   d    =   the ending net asset value of the Fund for the
                            period.


The 30-day yield as of August 31, 2000 was 9.73%.




         The Fund may quote total return figures from time to time. A "Total Return" is your return on an investment which takes into account the change in value of your investment with distributions reinvested. A "Total Return Percentage" may be calculated by dividing the value of a share at the end of a period (including reinvestment of distributions) by the value of the share at the beginning of the period and subtracting one. For a given period, an "Average Annual Total Return" may be computed by finding the average annual compounded rate that would equate a hypothetical initial amount invested of $1,000 to the ending redeemable value.





Average Annual Total Return is computed as follows: ERV= P(1+T)n

       Where:         P       =  a hypothetical initial payment of $1,000
                      T       =  average annual total return
                      n       =  number of years
                      ERV     =  ending redeemable value of a hypothetical
                                 $1,000 payment made at the beginning of the period at the end of the period (or fractional portion thereof).


       For example, for a $1,000 investment in the Fund, the "Total Return," the "Total Return Percentage," and the "Average Annual Total Return" at August 31, 2000 were:

                     ENDING REDEEMABLE     TOTAL RETURN       AVERAGE ANNUAL TOTAL
                          VALUE ($)        PERCENTAGE (%)          RETURN (%)
1 year                        1,085.24        8.52                   8.52
Life of Fund*                $1,149.73       14.97%                  8.55%



                        *Since commencement of operations on Dec. 17, 1998.

         The Fund may provide information about Stein Roe and its affiliates and other related funds in sales material or advertisements provided to investors or prospective investors. Sales materials or advertisements also may provide information on the use of investment professionals by investors. For further information, see "Performance Information" in the Prospectus.


                               APPENDIX -- RATINGS


RATINGS IN GENERAL. A rating of a rating service represents the service's opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, Stein Roe believes that the quality of debt securities should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis. A rating is not a recommendation to purchase, sell or hold a security because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources that they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons. The following is a description of the characteristics of ratings used by Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's ("S&P").

CORPORATE BOND RATINGS

         Ratings By Moody's. Aaa. Bonds rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or an exceptionally stable margin and principal is secure. Although the various protective elements are likely to change, such changes as can be visualized are more unlikely to impair the fundamentally strong position of such bonds.

         Aa. Bonds rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa bonds or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa bonds.

         A. Bonds rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Baa. Bonds rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba. Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B. Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa. Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

         Ca. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

         C. Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.


         NOTE: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

         Ratings by S&P. AAA. Debt rated AAA has the highest rating. Capacity to pay interest and repay principal is extremely strong.

         AA. Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

         A. Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

         BBB. Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than for debt in higher rated categories.

         BB, B, CCC, CC and C. Debt rated BB, B, CCC, CC, or C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         C1. This rating is reserved for income bonds on which no interest is being paid.

         D. Debt rated D is in default, and payment of interest and/or repayment of principal is in arrears. The D rating is also used upon the filing of a bankruptcy petition if debt service payments are jeopardized.


         NOTES: The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major ratings categories. Foreign debt is rated on the same basis as domestic debt measuring the creditworthiness of the issuer; ratings of foreign debt do not take into account currency exchange and related uncertainties.

         The "r" is attached to highlight derivative, hybrid, and certain other obligations that S&P believes may experience high volatility or high variability in expected returns due to non-credit risks. Examples of such obligations are: securities whose principal or interest return is indexed to equities, commodities, or currencies; certain swaps and options; and interest only and principal only mortgage securities. The absence of an "r" symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

COMMERCIAL PAPER RATINGS

         Ratings by Moody's. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

                             Prime-1 Highest Quality
                             Prime-2 Higher Quality
                              Prime-3 High Quality

         If an issuer represents to Moody's that its commercial paper obligations are supported by the credit of another entity or entities, Moody's, in assigning ratings to such issuers, evaluates the financial strength of the indicated affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment.

         Ratings By S&P. A brief description of the applicable rating symbols and their meaning follows:

         A. Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designations 1, 2, and 3 to indicate the relative degree of safety.

         A-1. This designation indicates that the degree of safety regarding timely payment is very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) sign designation.

                             PART C

Item 24.  Financial Statements and Exhibits

(1) Financial Statements:

    (a) Financial statements included in Part A of this registration statement: Financial Highlights dated August 31, 2000
    (b) Financial statements included in Part B of this registration statement: 8/31/00 annual report.


(2) Exhibits: [Note: As used herein, the term "Registration Statement" refers to the Registration Statement of the Registrant on Form N-2 under the Securities Act of 1933, No. 333-61749. The term "Amendment" refers an amendment to the Registration Statement on Form N-2 under the Investment Company Act of 1940 No. 811-08955.]

    a. Agreement and Declaration of Trust of Registrant as amended through 10/18/99. (Exhibit to Amendment #4)*
    b.(1) By-laws of Registrant dated 8/13/98 as amended on 9/25/98. (Exhibit b to Amendment No. #1)*

      (2)Amendment to By-laws. (Exhibit to Amendment No. 5)*
      (3)Amendment to By-laws  (Exhibit to Amendment No. 5)*

    c. None.

    d. None.

    e. None.

    f. None.

    g. Portfolio Management Agreement between Stein Roe
       Floating Rate Limited Liability Company and Stein Roe &
       Farnham Incorporated dated 11/20/98 as amended through 8/3/99. (Exhibit to Amendment #1)*

    h. Underwriting Agreement between Registrant and Liberty Funds Distributor, Inc. dated 4/23/99.
         (Exhibit to Amendment #1)*

    i. None.

    j. Custodian Contract between Registrant and State
       Street Bank and Trust Company dated 12/17/98.
         (Exhibit to Amendment #1)*

    k. (1) Transfer Agency Agreement between Registrant and Liberty Funds Services, Inc. dated 10/19/98 as amended through 8/3/99. (Exhibit to Amendment #1)*


       (2) Accounting and Bookkeeping Agreement between
           Registrant and Stein Roe & Farnham Incorporated dated
           8/3/99. (Exhibit to Amendment #1)*


       (3) Administrative Agreement between Registrant and Stein Roe & Farnham Incorporated dated 11/1/98 as amended through 8/3/99. (Exhibit to Amendment #1)*

    l. (1)Opinion and consent of Bell, Boyd & Lloyd. (Exhibit l to Registration Statement filed on 5/7/99.)*
      (2) Opinion and consent of Bell Boyd & Lloyd. (Exhibit to Amendment #4)*
      (3) Opinion and consent of Bell Boyd & Lloyd LLC with respect to additional shares. (Exhibit to Amendment No. 5)*
         (4) Opinion and consent of Bell Boyd & Lloyd LLC.
    m. None.

    n. Consent of PricewaterhouseCoopers LLP.

    o. None.

    p. Initial Capital Agreement.  (Exhibit p to Amendment No. 2.)*

    q  None

         (1) Revised Code of Ethics-filed as Exhibit 23(p) to Registration Statement on Form N-1A to Liberty Funds Trust V (file #033-12109 and 811-05030) filed on August 31, 2000 and hereby incorporated by reference and made a part of this Registration Statement.

    Powers of Attorney for John A. Bacon, Jr., William W. Boyd, Lindsay Cook, Douglas A. Hacker, Janet Langford Kelly, Charles R. Nelson, Thomas C. Theobald and Joseph R. Palombo filed on Form N-2 (333-51742 and 811-08955) on December 13, 2000 are hereby incorporated by reference and made a part of this Registration Statement.



    ----------

    *Incorporated by reference.

Item 25.  Marketing Arrangements

     None.

Item 26.  Other Expenses of Issuance and Distribution

     None

Item 27.  Persons Controlled By or Under Common Control with Registrant


     The Registrant does not consider that it is directly or indirectly controlling, controlled by, or under common control with other persons within the meaning of this Item. The information in the Statement of Additional Information under the captions "Management," "Investment Advisory and Other Services" and "Transfer Agent" is incorporated by reference.

Item 28.  Number of Holders of Securities

There were 43 record holders as of October 31, 2000.

Item 29.  Indemnification

     Article Eight of the Agreement and Declaration of Trust of Registrant (Exhibit a), which Article is incorporated herein by reference, provides that Registrant shall provide indemnification of its trustees and officers (including each person who serves or has served at Registrant's request as a director, officer, or trustee of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) ("Covered Persons") under specified circumstances.

     Section 17(h) of the Investment Company Act of 1940 ("1940 Act") provides that neither the Agreement and Declaration of Trust nor the By-Laws of Registrant, nor any other instrument pursuant to which Registrant is organized or administered, shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. In accordance with Section 17(h) of the 1940 Act, Article Eight shall not protect any person against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

     Unless otherwise permitted under the 1940 Act,

     (i) Article Eight does not protect any person against any liability to Registrant or to its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office;

     (ii) in the absence of a final decision on the merits by a court or other body before whom a proceeding was brought that a Covered Person was not liable by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, no indemnification is permitted under Article Eight unless a determination that such person was not so liable is made on behalf of Registrant by (a) the vote of a majority of the trustees who are not "interested persons" of Registrant, as defined in Section 2(a)(19) of the 1940 Act ("disinterested trustees"), or (b) an independent legal counsel as expressed in a written opinion; and

     (iii) Registrant will not advance attorneys' fees or other expenses incurred by a Covered Person in connection with a civil or criminal action, suit or proceeding unless Registrant receives an undertaking by or on behalf of the Covered Person to repay the advance (unless it is ultimately determined that he is entitled to indemnification) and (a) the Covered Person provides security for his undertaking, or (b) Registrant is insured against losses arising by reason of any lawful advances, or (c) a majority of the disinterested, non-party trustees of Registrant or an independent legal counsel as expressed in a written opinion, determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

     Any approval of indemnification pursuant to Article Eight does not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with Article Eight as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in, or not opposed to, the best interests of Registrant or to have been liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Covered Person's office.

     Article Eight also provides that its indemnification provisions are not exclusive.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Registrant, its trustees and officers, its investment adviser, the other investment companies advised by the adviser, and persons affiliated with them are insured against certain expenses in connection with the defense of actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits, or proceedings. Registrant will not pay any portion of the premium for coverage under such insurance that would (1) protect any trustee or officer against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or (2) protect its investment adviser or principal underwriter, if any, against any liability to Registrant or its shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, in the performance of its duties, or by reason of its reckless disregard of its duties and obligations under its contract or agreement with the Registrant; for this purpose the Registrant will rely on an allocation of premiums determined by the insurance company.

     Pursuant to the indemnification agreement among the Registrant, its transfer agent and its investment adviser, the Registrant, its trustees, officers and employees, its transfer agent and the transfer agent's directors, officers, and employees are indemnified by Registrant's investment adviser against any and all losses, liabilities, damages, claims and expenses arising out of any act or omission of the Registrant or its transfer agent performed in conformity with a request of the investment adviser that the transfer agent and the Registrant deviate from their normal procedures in connection with the issue, redemption or transfer of shares for a client of the investment adviser.

     Registrant, its trustees, officers, employees and representatives and each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act of 1933 are indemnified by the distributor of Registrant's shares (the "distributor"), pursuant to the terms of the distribution agreement, which governs the distribution of Registrant's shares, against any and all losses, liabilities, damages, claims and expenses arising out of the acquisition of any shares of the Registrant by any person which (i) may be based upon any wrongful act by the distributor or any of the distributor's directors, officers, employees or representatives or (ii) may be based upon any untrue or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information, shareholder report or other information covering shares of the Registrant filed or made public by the Registrant or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading if such statement or omission was made in reliance upon information furnished to the Registrant by the distributor in writing. In no case does the distributor's indemnity indemnify an indemnified party against any liability to which such indemnified party would otherwise be subject by reason of willful misfeasance, bad faith, or negligence in the performance of its or his duties or by reason of its or his reckless disregard of its or his obligations and duties under the distribution agreement.

Item 30.  Business and Other Connections of Investment Adviser


Stein Roe & Farnham Incorporated ("Stein Roe"), the investment advisor, is a wholly owned subsidiary of Liberty Funds Group Inc. ("LFG"), which in turn is a wholly owned subsidiary of Liberty Financial Companies, Inc., which is a majority owned subsidiary of Liberty Corporation Holdings, Inc., which is a wholly owned subsidiary of LFC Holdings, Inc., which in turn is a subsidiary of Liberty Mutual Equity Corporation, which in turn is a subsidiary of Liberty Mutual Insurance Company. Stein Roe acts as investment adviser to individuals, trustees, pension and profit-sharing plans, charitable organizations, and other investors. In addition to Registrant, it also acts as investment adviser to other investment companies having different investment policies.

For a two-year business history of officers and directors of Stein Roe, please refer to the Form ADV of Stein Roe & Farnham Incorporated and to the section of the statement of additional information (Part B) entitled "Investment Advisory and Other Services."

Certain directors and officers of Stein Roe also serve and have during the past two years served in various capacities as officers, directors, or trustees of Liberty Funds Services, Inc., of Colonial Management Associates, Inc. (which is a subsidiary of Liberty Financial Companies, Inc.), and of the Registrant and other investment companies managed by Stein Roe. (The listed entities are located at One South Wacker Drive, Chicago, Illinois 60606, except for Colonial Management Associates, Inc., each Trust and Stein Roe Floating Rate Limited Liability Company, which are located at One Financial Center, Boston, MA 02111, and SteinRoe Variable Investment Trust and Liberty Variable Investment Trust, which are located at Federal Reserve Plaza, Boston, MA 02210.) A list of such capacities is given below.

                                                    POSITION FORMERLY
                                                    HELD WITHIN
                     CURRENT POSITION              PAST TWO YEARS
                     -------------------           --------------
LIBERTY FUNDS SERVICES
INC.
Stephen E. Gibson   Director
Joseph R. Palombo   Director
Kevin M. Carome     Director
Mary D. McKenzie    President
Christine Balzano   Senior Vice President
Nicholas S. Norton  Senior Vice President

COLONIAL MANAGEMENT ASSOCIATES, INC.
Ophelia L. Barsketis  Senior Vice President
Kevin M. Carome       Senior Vice President
William M. Garrison   Vice President
Stephen E. Gibson     Chairman, President and
                             Chief Executive Officer
Loren A. Hansen       Senior Vice President
Clare M. Hounsell     Vice President
Deborah A. Jansen     Senior Vice President
North T. Jersild      Vice President
Joseph R. Palombo     Executive Vice President
Yvonne T. Shields     Vice President

SR&F BASE TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
David P. Brady        Vice-President
Daniel K. Cantor      Vice-President
Kevin M. Carome       Executive VP                     VP; Secretary
Denise E. Chasmer     Vice President
J. Kevin Connaughton        Controller               VP;Controller
Stephen E. Gibson     President
Erik P. Gustafson     Vice-President
Loren A. Hansen       Executive Vice-President
Harvey B. Hirschhorn  Vice-President
Michael T. Kennedy    Vice-President
Gail D. Knudsen       Vice President
Stephen F. Lockman    Vice-President
Mary D. McKenzie      Vice President
Jane M. Naeseth       Vice-President
Maureen G. Newman     Vice-President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee
Veronica M. Wallace   Vice-President

LIBERTY-STEIN ROE FUNDS INCOME TRUST; LIBERTY-STEIN ROE FUNDS
INSTITUTIONAL TRUST; AND LIBERTY-STEIN ROE FUNDS TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
Kevin M. Carome       Executive VP                       VP;Secy.
Denise E. Chasmer     Vice President
J. Kevin Connaughton        Controller                VP;Controller
Stephen E. Gibson     President
Loren A. Hansen       Executive Vice-President
Michael T. Kennedy    Vice-President
Gail D. Knudsen       Vice President
Stephen F. Lockman    Vice-President
Mary D. McKenzie      Vice President
Jane M. Naeseth       Vice-President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee



LIBERTY-STEIN ROE FUNDS INVESTMENT TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
David P. Brady        Vice-President
Daniel K. Cantor      Vice-President
Kevin M. Carome       Executive VP               VP; Sec; Asst. Secy.
Denise E. Chasmer     Vice President
J. Kevin Connaughton        Controller                        VP:Controller
William M. Garrison   Vice-President
Stephen E. Gibson     President
Erik P. Gustafson     Vice-President
Loren A. Hansen       Executive Vice-President
Harvey B. Hirschhorn  Vice-President
Gail D. Knudson       Vice President
Mary D. McKenzie      Vice President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee


LIBERTY-STEIN ROE ADVISOR TRUST
William D. Andrews    Executive Vice-President
David P. Brady        Vice-President
Christine Balzano     Vice-President
Daniel K. Cantor      Vice-President
Kevin M. Carome       Executive VP;         VP;Sec; Asst. Secy.
Denise E. Chasmer     Vice President
J. Kevin Connaughton        Controller                 VP;Controller
Stephen E. Gibson     President
Erik P. Gustafson     Vice-President
Loren A. Hansen       Executive Vice-President
Harvey B. Hirschhorn  Vice-President
Gail D. Knudson       Vice-President
Michael T. Kennedy    Vice-President
Stephen F. Lockman    Vice-President
Mary D. McKenzie      Vice President
Maureen G. Newman     Vice-President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee

LIBERTY-STEIN ROE FUNDS MUNICIPAL TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
Kevin M. Carome       Executive VP        VP; Sec; Asst. Secy.
Denise E. Chasmer     Vice President
J. Kevin Connaughton        Controller               VP;Controller
Stephen E. Gibson     President
Loren A. Hansen       Executive Vice-President
Brian M. Hartford     Vice-President
Gail D. Knudsen       Vice President
William C. Loring     Vice-President
Mary D. McKenzie      Vice President
Maureen G. Newman     Vice-President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee
Veronica M. Wallace   Vice-President

STEINROE VARIABLE INVESTMENT TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
Kevin M. Carome       Executive VP         VP; Sec; Asst. Secy.
Denise E. Chasmer     Vice President
J. Kevin Connaughton        Controller               VP;Controller
William M. Garrison   Vice President
Stephen E. Gibson     President
Erik P. Gustafson     Vice President
Loren A. Hansen       Executive Vice-President
Harvey B. Hirschhorn  Vice President
Michael T. Kennedy    Vice President
Gail D. Knudsen       Vice President
Mary D. McKenzie      Vice President
Jane M. Naeseth       Vice President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee
William M. Wadden IV  Vice President

LIBERTY-STEIN ROE ADVISOR FLOATING RATE FUND; LIBERTY-STEIN ROE
INSTITUTIONAL FLOATING RATE INCOME FUND, STEIN ROE FLOATING RATE
LIMITED LIABILITY COMPANY
William D. Andrews    Executive Vice-President
Kevin M. Carome       Executive VP              VP;Sec; Asst. Secy.
Christine Balzano     Vice President
Denise E. Chasmer     Vice President
J. Kevin Connaughton        Controller                        VP;Controller
Stephen E. Gibson     President
Brian W. Good         Vice-President
James R. Fellows      Vice-President
Loren A. Hansen       Executive Vice-President
Gail D. Knudsen       Vice President
Mary D. McKenzie      Vice President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee

LIBERTY VARIABLE INVESTMENT TRUST
Kevin M. Carome       Vice President


ITEM 27.  PRINCIPAL UNDERWRITERS.

Registrant's principal underwriter, Liberty Funds Distributor, Inc., a subsidiary of Colonial Management Associates, Inc., acts as underwriter to Liberty Funds Trust I, Liberty Funds Trust II, Liberty Funds Trust III, Liberty Funds Trust IV, Liberty Funds Trust V, Liberty Funds Trust VI, Liberty Funds Trust VII, Liberty Funds Trust IX, Liberty-Stein Roe Funds Investment Trust, Liberty-Stein Roe Funds Income Trust, Liberty-Stein Roe Funds Municipal Trust, Liberty-Stein Roe Advisor Trust, Liberty-Stein Roe Funds Institutional Trust, Liberty-Stein Roe Funds Trust, Liberty Floating Rate Fund, Liberty-Stein Roe Institutional Floating Rate Income Fund, and SteinRoe Variable Investment Trust. The table below lists the directors and officers of Liberty Funds Distributor, Inc.


                          Position and Offices      Positions and
Name and Principal        with Principal            Offices with
 Business Address*        Underwriter               Registrant
--------------------      ---------------------     -------------

Anderson, Judith           V.P.                  None


Babbitt, Debra             V.P. and              None
                           Comp. Officer

Bartlett, John             Managing Director     None

Bertrand, Thomas           V.P.                  None

Blakeslee, James           Sr. V.P.              None

Blumenfeld, Alexander      V.P.                  None

Bozek, James               Sr. V.P.              None

Brown, Beth                V.P.                  None

Burtman, Tracy             V.P.                  None

Carroll, Sean              V.P.                  None

Campbell, Patrick          V.P.                  None

Chrzanowski, Daniel        V.P.                  None

Clapp, Elizabeth A.        Managing Director     None

Claiborne, Doug            V.P.                  None

Conley, Brook              V.P.                  None

Cook, Edward               V.P.                  None

Costello, Matthew          V.P.                  None

Couto, Scott               V.P.                  None

Davey, Cynthia             Sr. V.P.              None

Denny, Jeffrey             V.P.                  None

Desilets, Marian           V.P.                  Asst. Sec

Devaney, James             Sr. V.P.              None

DiMaio, Stephen            V.P.                  None

Downey, Christopher        V.P.                  None

Dupree, Robert             V.P.                  None

Emerson, Kim P.            Sr. V.P.              None

Erickson, Cynthia G.       Sr. V.P.              None

Evans, C. Frazier          Managing Director     None

Evitts, Stephen            V.P.                  None

Feldman, David             Managing Director     None

Feloney, Joseph            Sr. V.P.              None

Ferullo, Jeanne            V.P.                  None

Fifield, Robert            V.P.                  None

Fisher, James              V.P.                  None

Fragasso, Philip           Managing Director     None

Gentile, Russell           V.P.                  None

Gerokoulis,                Sr. V.P.              None
 Stephen A.

Gibson, Stephen E.         Director; Chairman    President
                           of the Board

Goldberg, Matthew          Sr. V.P.              None

Grace, Anthony             V.P.                  None

Gubala, Jeffrey            V.P.                  None

Guenard, Brian             V.P.                  None

Harrington, Tom            Sr. V.P.              None

Hartnett, Kelly            V.P.                  None

Hodgkins, Joseph           Sr. V.P.              None

Huennekens, James          V.P.                  None

Hussey, Robert             Managing Director     None

Iudice, Jr., Philip        Treasurer and CFO     None

Ives, Curt                 V.P.                  None

Johnston, Kenneth          V.P.                  None

Jones, Cynthia             V.P.                  None

Kelley, Terry M.           V.P.                  None

Kelson, David W.           Sr. V.P.              None

Kelson, Jr., David         V.P.                  None

Lewis, Blair               V.P.                  None

Lynch, Andrew              Managing Director     None

Lynn, Jerry                V.P.                  None

Marsh, Curtis              Sr. V.P.              None

Martin, Peter              Sr. V.P.              None

McCombs, Gregory           Sr. V.P.              None

McKenzie, Mary             V.P.                  None

Menchin, Catherine         Sr. V.P.              None

Miller, Anthony            V.P.                  None

Moberly, Ann R.            Sr. V.P.              None

Morse, Jonathan            V.P.                  None

Nickodemus, Paul           V.P.                  None

O'Donnell, John            V.P.                  None

O'Shea, Kevin              Managing Director     None

Palombo, Joseph R.         Director              Vice President

Perullo, Deborah           V.P.                  None

Piken, Keith               Sr. V.P.              None

Place, Jeffrey             Managing Director     None

Powell, Douglas            V.P.                  None

Raftery-Arpino, Linda      Sr. V.P.              None

Ratto, Gregory             V.P.                  None

Reed, Christopher B.       Sr. V.P.              None

Riegel, Joyce              V.P.                  None

Ross, Gary                 Sr. V.P.              None

Santosuosso, Louise        Sr. V.P.              None

Schulman, David            Sr. V.P.              None

Scully-Power, Adam         V.P.                  None

Shea, Terence              V.P.                  None

Sideropoulos, Lou          V.P.                  None

Sinatra, Peter             V.P.                  None

Smith, Darren              V.P.                  None

Soester, Trisha            V.P.                  None

Studer, Eric               V.P.                  None

Sweeney, Maureen           V.P.                  None

Tambone, James             CEO; Co-President     None

Tasiopoulos, Lou           Co-President          None

Torrisi, Susan             V.P.                  None

Vail, Norman               V.P.                  None

VanEtten, Keith H.          Sr. V.P.              None

Warfield, James            V.P.                  None

Wess, Valerie              Sr. V.P.              None

White, John                V.P.                  None

Yates, Susan               V.P.                  None

Young, Deborah             V.P.                  None

---------

* The address of Ms. Riegel is One South Wacker Drive, Chicago, IL 60606. The address of each other director and officer is One Financial Center, Boston, MA 02111.


Item. 31.  Location of Accounts and Records

     Registrant maintains the records required to be maintained by it under Rules 31a-1(a), 31a-1(b), and 31a-2(a) under the Investment Company Act of 1940 at its principal executive offices at One South Wacker Drive, Chicago, Illinois 60606. Certain records, including records relating to Registrant's shareholders and the physical possession of its securities, may be maintained pursuant to Rule 31a-3 at the main office of Registrant's transfer agent or custodian.

Item 32.  Management Services

     None.

Item 33.  Undertakings

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if: (a) subsequent to the effective date of the Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration
    Statement; or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.  Not applicable.

3.  Not applicable.

4.  The Registrant undertakes:
    a. To file, during any period in which offers or sales are being made, a post-effective amendment to the
       registration statement:
       (1) To include any prospectus required by Section
           10(a)(3) of the 1933 Act;
       (2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
       (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
     c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     d. To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

5.  Not applicable

                                                      SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 486 (b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on the 22nd day of December, 2000.

                             LIBERTY-STEIN ROE INSTITUTIONAL FLOATING
                             RATE INCOME FUND



                             By: STEPHEN E. GIBSON
                                    Stephen E. Gibson, President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                        Title                   Date
------------------------    ---------------------   --------------



STEPHEN E. GIBSON           President               December 22, 2000
Stephen E. Gibson
Principal Executive Officer




J.KEVIN CONNAUGHTON         Controller               December 22, 2000
J. Kevin Connaughton
Principal Accounting
and Financial Officer



*JOHN A. BACON JR.           Trustee                 December 22, 2000
John A. Bacon Jr.

*WILLIAM W. BOYD             Trustee                 December 22, 2000
William W. Boyd

*LINDSAY COOK                Trustee                 December 22, 2000
Lindsay Cook

*DOUGLAS A. HACKER           Trustee                 December 22, 2000
Douglas A. Hacker

*JANET LANGFORD KELLY        Trustee                 December 22, 2000
Janet Langford Kelly

*CHARLES R. NELSON           Trustee                 December 22, 2000
Charles R. Nelson

*THOMAS C. THEOBALD          Trustee                 December 22, 2000
Thomas C. Theobald

*JOSEPH R. PALOMBO           Trustee                 December 22, 2000
Joseph R. Palombo


*VINCENT P. PIETROPAOLO
Vincent P. Pietropaolo
Attorney-in-Fact for the Trustees

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the undersigned has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on the 22nd day of December, 2000.

                             STEIN ROE FLOATING RATE LIMITED
                                LIABILITY COMPANY



                             By: STEPHEN E. GIBSON
                                Stephen E. Gibson
                                    President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                        Title                   Date
------------------------    ---------------------   --------------



STEPHEN E. GIBSON          President                 December 22, 2000
Stephen E. Gibson
Principal Executive
 Officer

J.KEVIN CONNAUGHTON        Controller                December 22, 2000
J. Kevin Connaughton
Principal Accounting
and Financial Officer


*JOHN A. BACON JR.         Manager                   December 22, 2000
John A. Bacon Jr.

*WILLIAM W. BOYD           Manager                   December 22, 2000
William W. Boyd

*LINDSAY COOK              Manager                   December 22, 2000
Lindsay Cook

*DOUGLAS A. HACKER         Manager                   December 22, 2000
Douglas A. Hacker

*JANET LANGFORD KELLY      Manager                   December 22, 2000
Janet Langford Kelly

*CHARLES R. NELSON         Manager                   December 22, 2000
Charles R. Nelson

*THOMAS C. THEOBALD        Manager                   December 22, 2000
Thomas C. Theobald

*JOSEPH R. PALOMBO         Manager                   December 22, 2000
Joseph R. Palombo

*VINCENT P. PIETROPAOLO
Vincent P. Pietropaolo
Attorney-in-Fact for the Managers

            LIBERTY-STEIN ROE INSTITUTIONAL FLOATING RATE FUND
            INDEX OF EXHIBITS FILED WITH THIS AMENDMENT

Exhibit
Number    Exhibit
--------  --------------------------------------------------


(l)(3)    Opinion of Bell, Boyd & Lloyd LLC

(n)       Consent of PricewaterhouseCoopers LLP